SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                               AMENDMENT NO. 1 TO
                                   FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        PATAPSCO VALLEY BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)


               Maryland                           52-1996620
        (State or other jurisdiction of         (I.R.S. Employer
       Incorporation or Organization)          Identification Number)


        8593 Baltimore National Pike, Ellicott City, Maryland             21043
         (Address of Principal Executive Office)                      (Zip Code)


Registrant's telephone number, including area code   410-465-0900


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class               Name of Each Exchange on Which
         to be so Registered               Each Class is to be Registered

                    None                                  None


Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)




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ITEM 1.  DESCRIPTION OF BUSINESS

General

         Patapsco Valley Bancshares, Inc. (the "Company"), a Maryland corporation and a registered bank holding company under the Federal Bank Holding Company Act of 1956, as amended, was incorporated on August 22, 1996 to acquire all of the outstanding shares of common stock of Commercial and Farmers Bank (the "Bank"). The Company engages in its business through the Bank, a Maryland state-chartered bank, the Bank's subsidiaries, as well as through Central Maryland Service Corporation, a Maryland corporation and data processing company. The Company has issued and outstanding 676,370 shares of common stock, par value $.01 per share ("Shares"), held by 418 holders of record on June 30, 1998. The Bank was chartered in November, 1934, and is engaged in a general commercial and retail banking business.

         The Bank has five full service branches located in the Maryland communities of Historic Ellicott City, Catonsville, Dorsey Search, West Friendship and Hickory Ridge, in addition to the main office branch located in Ellicott City, Maryland. The Bank has two additional branches under construction in the Elkridge and Long Reach/Gateway communities. The executive offices of the Company and the main office of the Bank are located at 8593 Baltimore National Pike, Ellicott City, Maryland 21043.

The Bank

         The Bank's general market area consists principally of Howard County, which is located between the cities of Baltimore and Washington, D.C. Geographically, all but one of the Bank's six branch offices are located in Howard County. The Bank has one office in Catonsville, which is located in Baltimore County, Maryland.

         The Bank attracts deposits and generates loan activity through its branch network. This year, the Bank expects to open a 3,000 square foot freestanding branch office with three drive-thru lanes and two ATMs at Columbia Crossing, on Route 175 and Snowden River Parkway in Columbia, Maryland, serving the Long Reach/Gateway communities. The Bank also will be opening a 2,600 square foot freestanding branch with three drive-thru lanes and two ATMs at the intersection of Route 1 and Montgomery Road in Elkridge, Maryland. These offices, along with the existing branches, will provide convenience and service to the various communities that the Bank serves.

         The Bank's Howard County market area is growing and expanding (population growth is currently 12.91%) and contains numerous banks and other financial institutions. The Bank experiences substantial competition in attracting  and  retaining  deposits  and making  loans.  A number of the Bank's customers both live and work in the Baltimore/Washington corridor. The marketplace is sophisticated and demanding.


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Bank Deposits and Lending Activities

         As of June 30, 1998, the Bank has deposits of $123.2 million, and approximately 10,428 deposit customers. No material portion of the Bank's deposits has been obtained from an individual or a few individuals (including federal, state and local governments and agencies), the loss of any one or more of which would have a materially adverse effect on the Bank.


     As of June 30, 1998, the Bank had approximately $119.8 million in loans, representing 79.6% of its total assets of $150.5 million. No material portion of the Bank's loans is concentrated within a single industry or group of related industries. The Bank is not dependant to any material degree upon any single borrower or a few principal borrowers. The loss of any individual borrower or of a few principal borrowers would not have a material adverse effect on the operations or earnings of the Bank.


Banking Products and Services

         The Bank has been doing business in Maryland since 1934 and is engaged in both the commercial and consumer banking business. The Bank services its customers through a branch network, including the main office. The Bank provides a wide range of personal banking services designed to meet the needs of local consumers. Among the services provided are checking accounts, savings and time accounts, safe deposit boxes, IRA, and minor and holiday club accounts. It also offers relationship savings accounts, as well as money market accounts. The Bank offers Advantage checking, Value checking and no-fee checking as a service for those requiring less activity at a more modest cost. The Bank continues its community affiliations by offering Collegiate checking for customers in their secondary education and Prime Time checking for seniors.

         The Bank also grants available credit for installment, unsecured and secured personal loans, residential mortgages and home equity loans, as well as automobile and other consumer financing.

         As a convenience to its customers, the Bank offers at each branch location Saturday banking hours, drive-thru teller windows, Just Press One access telephone banking service and 24-hour automated teller machines.

         The Bank also is engaged in financing commerce and industry by providing credit and deposit services for small to medium size businesses and the agricultural community in the Bank's market area. The Bank offers many forms of commercial lending, including lines of credit, revolving credit, term loans, accounts receivable financing, commercial construction loans, commercial real estate mortgage lending, as well as many Small Business Administration guaranteed loans. The Bank offers a Zero Balance Account, as well as sweep accounts, in order for companies to better utilize their investible cash; in addition, commercial depositors may take advantage of many different services and have the expense included in their monthly analysis. The Bank provides small ticket leasing opportunities for its customers through a strategic alliance with a local equipment leasing company.


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         Additional types of real estate loans, credit card and related services are also offered through the Bank and its subsidiaries. The Bank does not offer trust services and does not engage in municipal trading services.


         Consumer and non-mortgage loans entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

         Commercial loans and loans secured by commercial and multi-family real estate properties are generally larger and involve greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on these loans are often dependent on the successful operation of the business or management of the property, repayment of such loans may be subject to adverse conditions in the economy or real estate markets. It has been the Company's practice to underwrite such loans based on its analysis of the amount of cash flow generated by the business and the resulting ability of the borrower to meet its payment obligations. In addition, the Company in general seeks to obtain a personal guarantee of the loan by the owner of the business and under certain circumstances, seeks additional collateral.

         Construction loans are generally considered to involve a higher degree of credit risk than residential mortgage loans. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property's value upon completion of construction as compared to the estimated costs of construction, including interest. Also the Company assumes certain risks associated with the borrowers' ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or accurately, the Company may be confronted with a project which, when completed, has a value insufficient to assure full repayment or to advance funds beyond the amount originally committed to permit completion of the project.


         The Bank provides a broad range of consumer and commercial banking products and services to individuals, businesses, professionals and governments.

Bank Subsidiaries


         The Bank wholly owns three subsidiaries: Founders Mortgage Company, Inc. ("Founders"), a Maryland corporation formed in 1997; C&F Insurance Agency, Inc., a Maryland corporation formed in 1992; and Rogers Avenue Realty, Inc., a Maryland corporation formed in 1993. Founders contributed 0.97% to the Company's total fiscal 1997 consolidated revenues; Rogers Avenue Realty, Inc., has contributed a total of $9,362 since 1993, with no more than $4,617 in any one year, to the Company's total consolidated revenues. C&F Insurance has contributed a total of $14,791 since 1992, with no more than $8,597 in any one year, to the Company's total consolidated revenues;

         Rogers Avenue Realty, Inc., holds properties foreclosed upon by the Bank, and is located at 8593 Baltimore National Pike, Ellicott City, Maryland 21043. This corporation was established to help facilitate the liquidation of these foreclosed properties as expeditiously as possible. The Company has no plans to develop this subsidiary.


         The Company formed Founders, a mortgage banking company, as a wholly-owned subsidiary of the Bank. Founders is in the business of originating residential first mortgage loans and construction loans in Howard and surrounding counties, as well as in other states, including Delaware, Pennsylvania, Virginia and West Virginia, and selling the mortgage and construction loans to unaffiliated financial institutions and other mortgage purchasers. Founders currently has Maryland offices in Columbia, Bel Air, North East and Frederick. Outstanding product offerings are an important factor in continued expansion of Founders. All of Founders' representatives are equipped with laptop computers so as to accommodate customer needs in any location at any time. Direct underwriting also gives the customers answers quickly. Founders' executive office is located at 8818 Centre Park Drive, Suite 100, Columbia, Maryland 21045.


         C&F Insurance Agency, Inc. is a Maryland insurance agency. C&F Insurance Agency, Inc.'s address is P.O. Box 347, West Friendship, Maryland
21794. Currently, C&F Insurance Agency is not actively engaging in insurance business and provides no services to the Company. The Company plans to grow this subsidiary by purchasing an existing agency or agencies. Once a transaction is identified and completed the Company would expect C&F Insurance Agency, Inc. to generate revenues; this is anticipated in 1999.


Central Maryland Service Corporation


     Central Maryland Service Corporation ("CMSC") became a wholly-owned subsidiary of the Company in June, 1997. Previously, the Bank was a stockholder with two other community banks. CMSC provides account processing, item processing, check imaging and ATM processing services to the Bank. CMSC also just began providing loan portfolio accounting services for a financial institution in Pennsylvania. The goal of CMSC is to market its services to other clients in Maryland and adjoining states. CMSC's executive office is located at 3290 Pine Orchard Lane, Ellicott City, Maryland 21042. For the six months ending June 30, 1998, CMSC contributed less than one percent to the total consolidated revenues for the Company.



Environmental Liabilities

          Management   of  the  Company  is  not  aware  of  any   environmental
liabilities which would have a material adverse effect on the operations or earnings of the Company.


Seasonal Aspects

         Management does not believe that the deposits or the business of the Bank or its subsidiaries in general are seasonal in nature. The deposits may, however, vary with local and

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national  economic  conditions but should not have a material effect on planning and policy making.

Employees

         As of June 30, 1998, the Company had 2 full-time employees. As of that date, the Bank had 102 employees, Founders had 38 employees, and CMSC had 6 employees. A total of 148 persons work for the Company and its direct and indirect subsidiaries.

Competition

         The Company and the Bank operate in a competitive environment, competing for deposits and loans with commercial banks, thrifts and other financial entities. Principal competitors include other community commercial banks and larger institutions with branches in the Bank's market area. Numerous mergers and consolidations involving banks in the Bank's market area have occurred recently, requiring the Bank to compete with banks with greater resources.

         The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. The Bank also competes with money market mutual funds for deposits. Many of the financial institutions operating in the Bank's market area offer services such as trust, investment and international banking, which the Bank does not offer, and have greater financial resources or have substantially higher lending limits than does the Bank.

         To compete with other financial services providers, the Bank principally relies upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers' needs.

         The Company believes that many individuals and businesses in its market area feel as though they have been disenfranchised by the large out-of-state banking institutions which have acquired local banks. Management believes that the Bank has an opportunity to establish business ties with customers who have been displaced by the consolidations and who are anxious to forge banking relationships with locally owned and managed institutions.

         The Bank offers many personalized services and attracts customers by being responsive and sensitive to the needs of the community. The Bank relies not only on the goodwill and referrals of satisfied customers, as well as traditional media advertising to attract new customers, but also on individuals who develop new relationships to build the customer base of the Bank. To enhance the Bank's image in the community, the Bank supports and participates in many local

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events. Employees,  officers and directors represent the Bank on many boards and local civic and charitable organizations.

Investment Activities

         The Bank maintains a portfolio of investment securities to provide liquidity and income. The current portfolio amounts to about 9.2% of the total assets and is invested primarily in U.S. Treasury, U.S. Government Agency, state and municipal bonds, as well as several structured notes. These structured notes include step-up bonds, dual index bonds and inverse floaters. The step-up bonds have already stepped-up and are now considered fixed-coupon bonds. Management currently does not plan to make additional investments in structured notes.

         A key objective of the investment portfolio is to provide a balance in the Bank's asset mix of loans and investments consistent with its liability structure, and to assist in management of interest rate risk. The investments augment the Bank's capital position in the risk-based capital formula, providing the necessary liquidity to meet fluctuations in credit demands of the community and fluctuations in deposit levels. In addition, the portfolio provides collateral for pledging against public funds and a reasonable allowance for control of tax liabilities. Finally, the investment portfolio is designed to provide income for the Bank. In view of the above objectives, the portfolio is treated conservatively by management, and only securities that meet conservative investment criteria are purchased.

Supervision and Regulation

         General. The Company and the Bank are extensively regulated under federal and state law. Generally, these laws and regulations are intended to protect depositors, not stockholders. The following is a summary description of certain provisions of certain laws which affect the regulation of bank holding companies and banks. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on the business and prospects of the Company and the Bank.

         Federal Bank Holding Company Regulation and Structure. The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and, as such, it is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve (the "FRB"). The Company is required to file annual and quarterly reports with the FRB and to provide the FRB with such additional information as the FRB may require. The FRB may conduct examinations of the Company and its subsidiaries.

         With certain limited exceptions, the Company is required to obtain prior approval from the FRB before acquiring direct or indirect ownership or control of more than 5% of any voting securities or substantially all of the assets of a bank or bank holding company, or before merging or consolidating with another bank holding company. Additionally, with certain exceptions, any person proposing to acquire control through direct or indirect ownership of 25% or more of any

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voting  securities of the Company is required to give 60 days' written notice of the acquisition to the FRB, which may prohibit the transaction, and to publish notice to the public.

         Generally, a bank holding company may not engage in any activities other than banking, managing or controlling its bank and other authorized subsidiaries, and providing services to these subsidiaries. With prior approval of the FRB, the Company may acquire more than 5% of the assets or outstanding shares of a company engaging in non-bank activities determined by the FRB to be closely related to the business of banking, managing or controlling banks. The FRB permits expedited approval or notice procedures for expansion into approved categories of non-bank activities for certain well-capitalized bank holding companies.

         Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions on extensions of credit to the bank holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for the payment of dividends, interest and operating expenses. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from it or the Company, and may not require that a customer promise not to obtain other services from a competitor as a condition to and extension of credit to the customer.

         Under FRB policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to make capital injections into a troubled subsidiary bank, and the FRB may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the holding company does not have the resources to provide it. In addition, depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with the default of, or assistance provided to, a commonly controlled FDIC-insured depository institution. Accordingly, in the event that any insured subsidiary of the Company causes a loss to the FDIC, other insured subsidiaries of the Company could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross-guaranty liabilities generally are superior in priority to the obligations of the depository institution to its stockholders due solely to their status as stockholders and obligations to other affiliates.

         State Bank Holding Company Regulation. As a Maryland bank holding company, the Company is subject to various restrictions on its activities as set forth in Maryland law, in addition to those federal law restrictions that were already described. Under Maryland law, a bank holding company that desires to acquire a bank or bank holding company that has its principal place of business in Maryland must obtain approval from the Maryland Commissioner of Financial Regulation (the "Commissioner"). Also, a bank holding company and its Maryland state-chartered bank or trust company cannot directly

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or indirectly  acquire banking or non-banking  subsidiaries or affiliates  until the bank or trust company receives the approval of the Commissioner.

         Federal and State Bank Regulation. The Company's banking subsidiary is a Maryland state-chartered bank, with all the powers of a commercial bank, regulated and examined by the Commissioner and the FRB. The Commissioner and the FRB have extensive enforcement authority over the institutions they regulate to prohibit or correct activities which violate law, regulations or written agreements with the regulator, or which are deemed to constitute unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of, or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

         In its lending activities, the maximum legal rate of interest, fees and charges which a financial institution may charge on a particular loan depends on a variety of factors such as the type of borrower, the purpose of the loan, the amount of the loan and the date the loan is made. Other laws tie the maximum amount which may be loaned to any one customer and its related interests to capital levels. The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons which generally require that such credit extensions be made on substantially the same terms as are available to third persons dealing with the Bank and not involve more than the normal risk of repayment.

         The Community Reinvestment Act ("CRA") requires that, in connection with the examination of financial institutions within their jurisdictions, the FDIC evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered by all regulatory agencies in evaluating mergers, acquisitions and applications to open a branch or facility. As of the date of its most recent examination report, the Bank has a CRA rating of "Satisfactory."

         Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency is required to prescribe, by regulation, non-capital safety and soundness standards for institutions under its authority. The federal banking agencies, including the FDIC, have adopted standards covering internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits. An institution which fails to meet those standards may be required by the agency to develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Company, on behalf of the Bank, believes that

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it meets  substantially  all  standards  which have been  adopted.  FDICIA  also imposed new capital standards on insured depository institutions described under the caption, "Capital Requirements."

         Before establishing new branch offices, the Bank must meet certain minimum capital stock and surplus requirements. With each new branch located outside the municipal area of the Bank's principal banking office, these minimal levels increase by $120,000 to $900,000, based on the population size of the municipal area in which the branch will be located. Prior to establishment of the branch, the Bank must obtain Commissioner and FDIC approval. If establishment of the branch involves the purchase of a bank building or furnishings, the total investment in bank buildings and furnishings cannot exceed, with certain exceptions, 50% of the Bank's unimpaired capital and surplus.

         Deposit Insurance. As a FDIC insured institution, deposits of the Bank are currently insured to a maximum of $100,000 per depositor through the Bank
Insurance Fund ("BIF"). The FDIC is required to establish the semi-annual assessments for BIF-insured depository institutions at a rate determined to be appropriate to maintain or increase the reserve ratio of the respective deposit insurance funds at or above 1.25 percent of estimated insured deposits or at such higher percentage that the FDIC determines to be justified for that year by circumstances raising significant risk of substantial future losses to the fund. The Bank currently pays a de minimus semi-annual assessment.

         Limits on Dividends and Other Payments. The Company's current ability to pay dividends is largely dependent upon the receipt of dividends from its banking subsidiary, the Bank and, indirectly, through its subsidiaries. Both federal and state laws impose restrictions on the ability of the Bank to pay dividends. The FRB has issued a policy statement which provides that, as a general matter, insured banks and bank holding companies may pay dividends only out of prior operating earnings. For a Maryland state-chartered bank or trust company, dividends may be paid out of undivided profits or, with the prior approval of the Commissioner, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, bank regulatory agencies, in general, also have the ability to prohibit proposed dividends by a financial institution which would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice.

         Capital Requirements. The FRB and FDIC have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported as assets on the balance sheet and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

         A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. "Tier 1", or core capital, includes common equity, perpetual preferred stock (excluding auction rate issues) and minority interest in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. "Tier 2," or supplementary capital, includes, among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant.

         In August,  1995 and May, 1996, the federal  banking  agencies  adopted
final  regulations   specifying  that  the  agencies  will  include,   in  their
evaluations of a bank's capital adequacy, an assessment of the bank's interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization's interest rate risk management include a measurement of board of director and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate to the circumstances of the specific banking organization. The Bank has internal IRR models that are used to measure and monitor IRR. Additionally, the regulatory agencies have been assessing IRR on an informal basis for several years. For these reasons, the addition of IRR evaluation to the agencies' capital guidelines does not result in significant changes in capital requirements for the Bank.

         Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as to the measures described under the caption, "Federal Deposit Insurance Corporation Improvement Act of 1991" below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends to the Company.

         Federal Deposit Insurance Corporation Improvement Act of 1991. In December, 1991, Congress enacted the FDICIA, which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things, (i) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants, (ii) the establishment of uniform accounting standards by federal banking agencies, (iii) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital, (iv) additional grounds for the appointment of a conservator or receiver, and (v) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements. FDICIA also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums, described further under the caption "Deposit Insurance."


         A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The Bank is currently classified as "well capitalized." An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.


         FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a cash dividend) or paying any management fees to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.

         FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

         Interstate Banking Legislation. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 was enacted into law on September 29, 1994. The law eliminated, among other things, substantially all state law barriers to the acquisition of banks by out-of-state bank holding companies, effective September 29, 1995. The law also permits interstate branching by banks effective as of June 1, 1997, subject to the ability of states to opt-out completely or to set an earlier effective date. Maryland generally established an earlier effective date of September 29, 1995. A supervisory pact signed by Maryland and states that border Maryland established uniform rules for the supervision of state-chartered banks and trust companies that operate branches across state lines. Under the agreement, home-state regulators have primary responsibility for banks chartered in the home state, including those that branch into other jurisdictions, although such branches may be subject to the other jurisdiction's regulatory authorities in certain circumstances. The effect of the new law and the supervisory compact increases competition within the markets in which the Company now operates because it permits out-of-state banks to branch or operate in the Bank's market area.

         Monetary Policy. The earnings of a bank holding company are affected by the policies of regulatory authorities, including the FRB, in connection with the FRB's regulation of the money supply. Various methods employed by the FRB are open market operations in United States Government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These methods are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits. The money policies of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATION

         The following discussion is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Form 10-SB. In addition to the historical information contained herein, the discussion in this Form 10-SB contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions, including, among other statements, statements involving net interest income, Bank branching, costs for Bank expansion, liquidity, loan loss allowances, loan collateral values, collectability of loans, and the Year 2000 issue. The cautionary statements made in this Form 10-SB should be read as being applicable to all related forward-looking statements wherever they appear in this Form 10-SB. The Company's actual results could differ materially from those discussed herein.

Summary


         The Company had year-to-date net income through second quarter 1998 of $741,682, or $1.10 a share, a 27.83% decrease over 1997, in which earnings were $1,027,750, or $1.55 per share. Net income for 1997 was $1,547,610, or $2.33 per share, compared to $1,502,330, or $2.31 per share, in 1996, a 3.01% increase. With the average net loan growth of 31.10%, the interest revenue from loans, including fees, has increased 21.8% for the six months ended June 30, 1997 to 1998. In addition the Company's non-interest income increased by 258.93% or $1,106,912. This increase was primarily attributed to Founders, but service charges, fees and commissions also increased by 22.0 percent. These increases in revenue were offset by a 69.6% increase in Total Other Expenses, which was caused by the new Founders operation and the branching activities. This higher level of Total Other Expenses is expected to be maintained due to those investments and may continue to grow as additional expansions occur.


Net Interest Income

         Net Interest Income increased 14.88% in 1997 compared to 1996, and this increase in Net Interest Income continued for the first six months of 1998 compared to the first six months of 1997 at 6.34 percent. Loans, less allowance of credit losses have increased by 4.35% for the first six months of 1998 compared to the first six months of 1997, $97,421,156 from $93,358,005. In addition, Loans Held for Sale have increased by $16,816,114 or 303.5% from December 31,1997 to June 30, 1998, which is attributed to the new Founders operation. This growth in net loans has resulted in increases in net interest income, which is illustrated in the volume growth on the Interest Rate and Volume Variance Analysis.

         Net interest margin is calculated as tax equivalent net interest income divided by average earning assets and represents the Company's net yield on its earning assets. For the first six months ended June 30, 1998, the net interest margin had decreased to 5.90% from the 6.26% net interest margin for 1997. As shown in the Interest Rate and Volume Analysis in 1997 compared to 1996, the Company realized an increase in net interest income from both rates and volume. Interest earned increased $84,624 due to rates and $756,105 due to volumes, while interest expense decreased $138,810 due to rates and $10,469 due to volumes in the 1997 compared to 1996 analysis. This has changed in the 6/30/98 compared to 6/30/97 analysis, where the Company saw interest expense increase by $511,796 because of both rates and volume and interest earned increase by $580,871, but the increase because of volume was offset by a decrease because of rates. With the current competitive environment, management believes that this trend will most likely continue, where interest earned will increase due to volume offset by a decrease due to rates, but management can provide no assurances.

Non-Interest Income

         Total other operating revenue has increased by 258.9%, from $427,493 for the six months ending June 30, 1997 to $1,534,405 for the six months ending June 30, 1998. This increase can be attributed to a $1,012,866 in Mortgage banking fees and gains, which has been generated at the Founders operation. The Company has also seen an increase of 22.0% in service charges, fees and commissions in the comparison of results for the six months ended June 30, 1998 and June 30, 1997. This follows the 21.1% increase realized between years ended December 31, 1997 and December 31, 1996. These increases follow an increased level of fees collected for checks drawn against insufficient funds, because of increases in deposit accounts and due to the introduction of new checking account programs that have monthly fees. With the continued expansion of the Bank's branch network and the continued expansion of Founders, management expects to see increased levels of Non-interest Income.


Interest Rate Sensitivity

         It is the  Company's  policy to maintain  total rate  sensitive  assets
(RSA) divided by total rate sensitive liabilities (RSL) between 90% and 110% in the any twelve-month period. As of June 30, 1998, RSA/RSL was 99.78%. Generally, during periods of increasing interest rates the Company's RSL would reprice faster then the RSA causing a decline in the interest rate spread and margin in the short term. In the long term the Company might experience an increase in interest rate spread and margin, but such an increase might significantly reduce the demand for loans in the Company's market, thus diminishing the prospects for improved earnings. During periods of decreasing rates the Company could experience a short term increase in interest margin but may have difficulty in retaining deposits without having to pay above market rates. If the Company paid above market rates to retain deposits then, there could be a reduction in the margins as RSA repriced. This reduction in rate, however, should stimulate the demand for loans in the market thus helping the net margins.

Non-Interest Expense

         Non-Interest expense has increased 69.6% to $4,362,901 for the six months ending June 30, 1998, from $2,571,959 for the six months ending June 30, 1997. This increase can primarily be attributed to the expansion activities of the Company. In June, the Company acquired all the outstanding shares of CMSC; in August of 1997 the Bank opened the Hickory Ridge branch; in October of 1997 the Company formed Founders; and the Bank, absent unforeseen circumstances, is planning to open two new Howard County branches in 1998, one at Columbia Crossing and one in Elkridge.

         CMSC was originally formed by the Bank and two other banks to provide data processing services on a cooperative basis to the owner-banks. Its acquisition by the Company is accounted for as a purchase. The Bank's payments to CMSC during the six months ended June 30, 1997 are reported as data processing expense (a component of other operating expense). Conversely, the Bank's payment to CMSC for the six months ended June 30, 1998, is eliminated in consolidation, and the operating expenses of CMSC are included in the consolidated balances for the Company.

         A significant portion of the increase in Non-interest Expense is related to the $1,193,146 or 87.7% increase in salaries and benefits expense from the six months ended June 30, 1998 compared to June 30, 1997. The Company has added a significant number of employees to the payroll as a result of the expansion in the Bank and Founders. The Company had 82 full time equivalent
(FTE) positions on June 30, 1997, 100 FTE positions on December 31, 1997, and had 140 FTE positions on June 30, 1998. Salaries and benefits also include cost of living increases and benefit cost increases. Management expects employee expenses to continue to increase as the reflection of the full year salaries for the employees added in 1997 and as the Company continues to open new branches.

         As the Company continues to expand its facilities, there have been increases in occupancy, furniture and equipment expense. New facilities, improvements to existing facilities and equipment upgrades resulted in the increase from $460,053 for the six months ended June 30, 1997 to $802,733 for the six months ended June 30, 1998. Absent unforeseen circumstances, these increases are expected to continue as new branches are opened and a full year of depreciation costs and equipment service contracts are realized. With more facilities and equipment, the Company will also require more maintenance, and the additional investment will be depreciated over the estimated useful life of the asset.

         Increases were noted in marketing and stationery and supplies. These areas of increased expense include costs associated with the promotion and establishment of Founders and the new branches. In addition, the Company had adopted a full-scale marketing program including direct mail, cable television commercials, newspaper advertising and product promotion. Marketing plays a significant role in banking today, more so then in the past. As the banking industry continues to consolidate, both banking and non-banking companies are competing much more aggressively. Direct competition for deposits comes from other commercial banks, savings banks, savings and loan associations, and credit unions as well as brokerage houses, mutual funds and the securities market. The Company also competes with the same banking entities for loans as well as with mortgage banking companies and institutional lenders.

Income Tax

         For 1997, the effective tax rate for the Company decreased to 36.0% from 36.4% in 1996. This reduction in the effective tax rate in 1997 was primarily the result of an Affordable Housing tax benefit. The Bank is a limited partner in a partnership that builds and owns affordable housing projects. The Bank receives tax credits and loss deductions resulting from depreciation of the housing projects. Note 15 of the audited Consolidated Financial Statements includes a reconciliation of the Federal tax expense computed using the Federal Statutory rate of 34% and provides additional detail. The Company noted a decrease in State income taxes beginning in 1996 as the Maryland legislature exempted a portion of the interest from securities issued by the United States Treasury, bank-qualified Maryland Municipals, and some United States Government Agencies. This change in State income taxes has not had a material impact on liquidity, financial condition or operations.

Liquidity Management


         Liquidity describes the ability of the Company to meet financial obligations that arise out of the ordinary course of business. Liquidity is primarily needed to meet borrowers and depositor withdrawal requirements and to fund current and planned expenditures. The Company maintains its asset liquidity position internally through short-term investments, the maturity distribution of the investment portfolio, loan repayments, proceeds from the sale of loans held for sale and income from earning assets. As indicated in the Consolidated Statement of Cash Flows, a primary source of cash is from the proceeds from the sale of loans held for sale. In addition, the Company relies on the proceeds from maturity of securities available for sale and the investment portfolio contains readily marketable securities that could be converted to cash. Refer to the Consolidated Financial Statement for a table showing the maturity distribution of the Company's securities portfolio and the related estimated fair value. On the liability side of the balance sheet, liquidity is affected by the timing of maturing liabilities and the ability to generate new deposits or borrowings as needed. The Company may borrow up to $33,000,000 under secured lines of credit with the Federal Home Loan Bank of Atlanta and has available lines of credit of $2,500,000 in overnight federal funds and $1,000,000 in short-term credit from other correspondent banks. The increase in loans held for sale of $16,816,114 or 303.5% from December 31, 1997 to June 30, 1998 was primarily funded by an increase in short-term borrowings of 215.1%, growth in deposits of 3.1% and a reduction in federal funds sold of 58.4%. The Company believes that it has adequate liquidity sources to meet all anticipated liquidity needs over the next twelve months. While management plans to continue to rely on the secured lines of credit from the Federal Home Loan Bank of Atlanta, management knows of no trend or event which will have a material impact on the Company's ability to maintain liquidity at satisfactory levels.

Allowance for Loan Losses

         For year ended December 31, 1997, the Bank recorded net recoveries of $52,155 and net recoveries for 1996 were $784,241. For the six months ending June 30, 1998, the Bank recorded net charge-offs of $156,670. No Provision for Loan Losses was charged to expense in 1996, 1997, or the first six months of 1998. While management believes that, based on information currently available, the Bank's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the Bank's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Bank or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions at the time management determined the current level of the allowance for loan losses.

         The Bank's allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for loan losses is maintained at the amount management considers adequate to cover estimated losses in loans receivable that are deemed probable and estimable based on information currently known to management. The allowance is based upon a number of factors, including current economic conditions, actual loss experience, diversification and size of the portfolio, adequacy of the collateral, the amount of non-performing loans and industry trends. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additional provision for estimated loan losses based upon judgments different from those of management. The allowance for loan losses of $1.4 million as of June 30, 1998 represented 1.47% of gross loans (exclusive of loans held for sale). The allowance of $1.6 million as of December 31, 1997 amounted to 1.64% of loans.

         The Company has seen a rise in principal balances of loans past due 90 days or more and non-accrual loans as seen in the Risk Elements table. Included in these loans are one Commercial and one Mortgage totaling $856,430 which management believes are subject to little risk of loss based on collateral values, although management cannot be certain that collateral values will be maintained.

Investment Securities

         Investment securities classified as available for sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions as part of the asset/liability management strategy. Available for sale securities are carried at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity net of income taxes. The Company does not have, and does not currently plan to purchase, securities to be classified as held to maturity, although management may find a benefit in the future and purchase such securities. If securities were classified as held to maturity, then management would have both the positive intent and ability to hold them to maturity, and they would be reported at cost. The Company does not currently follow a strategy of making security purchases with a view to near-term sales, and, therefore, does not own trading securities. The Company manages the investment portfolio within policies that seek to achieve desired levels of liquidity, manage interest rate sensitivity risk, meet earnings objectives and provide required collateral support for deposit and borrowing activities.

         Total investment securities amounted to $13,944,540 and $19,318,259 as of June 30, 1998 and 1997, respectively. Excluding the U.S. Government and U.S. Government sponsored agencies, the Company had no concentration of investment securities from any single issues that exceeded 10% of shareholders' equity. The Investment Portfolio table provides detail by type as of June 30, 1998 and 1997 and December 31, 1997, and by contractual maturity as of June 30, 1998.

Loan Portfolio


          The Company is actively engaged in originating loans to customers in Howard and surrounding counties in the State of Maryland, and it is engaged in originating residential first mortgage loans throughout the State of Maryland and the mid-Atlantic corridor. The mid-Atlantic corridor includes the following states: Delaware, Maryland, New Jersey, North Carolina, Pennsylvania, Virginia, and West Virginia. Management generally originates these mortgage loans in conformity with Federal National Mortgage Association ("FNMA"). The majority of residential mortgage loans which are originated by the Company have been sold on the secondary market. The increase of $16,816,114 in loans held for sale from December 31, 1997 to June 30, 1998 can be attributed to the origination of residential first mortgages through the Founders operation. While this portfolio will continue to increase, the pace will not be at the 303.5% level, but will more likely be tied to Founders expansion activities. In addition, loans, less allowance for credit losses, have increased by $625,328 from December 31, 1997 to June 30, 1998, due to the emphasis on services to small and medium sized businesses and professional practices. While retail loan demand continues to be soft, management plans to grow this portfolio in the future by additional product promotions.


         The Company has policies and procedures designed to mitigate credit risk and to maintain the quality of the loan portfolio. These policies include underwriting standards for new credits as well as the continuous monitoring and reporting of asset quality and the adequacy of the allowance for loan losses. These policies, coupled with continuous training efforts, have provided effective checks and balance for the risk associated with the lending process. Lending authority is based on the level of risk, size of the loan and the experience of the lending officer.

         The Company policy is to make the majority of its loan commitments in the market area it serves. This tends to reduce risk because management is familiar with the credit histories of loan applicants and has in-depth knowledge of the risk to which a given credit is subject. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

         It is the policy of the Company to place a loan in non-accrual status whenever there is substantial doubt about the ability of the borrower to pay principal or interest on any outstanding credit. Management considers such factors as payment history, the nature of the collateral securing the loan and the overall economic situation of the borrower when making a non-accrual decision. Management closely monitors non-accrual loans. A non-accruing loan is restored to current status when the prospects of future contractual payments are not in doubt. As of June 30, 1998, the Company had $1,119,537 in non-accrual loans, all of which management believes, although it cannot be certain, to be collectable. As of June 30, 1998, the Company had $6,677,762 on the Watch List for which the borrower had the potential for experiencing financial difficulties. These loans are subject to ongoing management attention and their classifications are reviewed regularly.

Capital Resources and Adequacy

         Total stockholders' equity was $16,556,342 as of June 30, 1998, which corresponded to an increase of 5.89% from June 30, 1997. In 1997, equity increased by 8.14%, from $14,697,769 to $15,893,859 on December 31, 1997 to 1996 respectfully. The primary reasons for these increases are due to earnings.

         One measure of capital adequacy is the leverage ratio, which is calculated by dividing average total assets for the most recent quarter into Tier 1 capital. The regulatory minimum for this ratio is 4%, with 6% being the regulatory minimum for well-capitalized companies. The leverage capital ratio as for December 31, 1997 was 11.3%.

         Another measure of capital adequacy is the risk-based capital ratio, or the ratio of total capital to risk adjusted assets. Total capital is composed of both core capital (Tier 1) and supplemental capital (Tier 2), including adjustments for off balance sheet items, such as letters of credit, and the different degrees of risk among various assets. Regulators require a minimum total risk-based capital ratio of 8%. As of December 31, 1997, the total risk-based capital ratio was 15.4%. According to FDIC capital guidelines, the Bank is considered to be "well capitalized".

         The Company continues to expand; in June 1997, the Company purchased the outstanding shares of CMSC for $50,000; in August 1997, the Bank opened the Hickory Ridge Branch; and in October 1997, the Founders Mortgage Company Inc. was started. The Bank will be opening the two new branches in 1998, and Founders is planning to continue to expand. The funding sources for these projects are primarily cash, federal funds and maturities of investment securities. Management knows of no other trend or event, that will have a material impact on capital.

Year 2000 Conversion and Compliance


         The Company has conducted a comprehensive review of all known Company processes that could reasonably be expected to be impacted by the Year 2000 Issue and has developed an implementation and testing plan (the "Plan") to resolve the issue. The review included information technology and communication systems such as personal computers, local area networks and servers, ATM modems, printers, copy machines, facsimile machines, telephones and the operating systems and software for these systems. It also included non- information technology systems, such as heating, air conditioning and vault controls, alarm systems, surveillance systems, time clocks, coin and currency counters, and postage meters. The Year 2000 problem is the result of computer programs being written and microcontrollers using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software or embedded technology such as microcontrollers may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations. The Company presently believes that, with modifications to existing information technology ("IT") and non-IT systems and converting to new IT and non-IT software or systems, the Year 2000 problem will not pose a significant operational problem for the Company's computer systems. There can be no assurance that the systems of other companies or governments will be timely converted or that any such failure to convert by another company or government would not have a material adverse effect on the Company.

         The Company will spend approximately $153,000 in 1998 on annual software maintenance agreements. These agreements include periodic software upgrades, which have or will ensure that the processing of dates up to and beyond the year 2000 is handled properly. In addition the Company plans to spend approximately an additional $79,000 for upgrades, training and testing. The Company plans to fund these costs from operations. Based on current analysis and projections, management believes that the cost to ensure compliance with the Plan will not have a material impact on the Company's consolidated financial statements. While the Company has incurred an opportunity cost for implementing the Plan, the Company has not deferred any specific projects as a result of this implementation.



         The  Company's   Year  2000  Plan  addresses   awareness,   assessment,
renovations, validation, and implementation. The Company is actively working with vendors, suppliers, and significant customers to determine that their operation, products and services are Year 2000 capable or to monitor their progress toward Year 2000 capability. The Company has reviewed the products and services supplied by all of its material vendors and has been informed that these products and services either are or are expected to be Year 2000 compliant prior to January 1, 2000. The Company has not determined whether damages are legally recoverable under the Year 2000 assurances of its existing vendors. The Company has obtained written assurances of current Year 2000 compliance from 14% of its vendors and service providers which have long term written contracts with the Company. The Company has obtained these assurances either directly from individual vendors or from Internet websites established by the vendors concerning the Year 2000 status of their products. Pursuant to the Year 2000 Information and Readiness Disclosure Act of 1998, such assurances made beginning on July 14, 1998, do not amend or alter any contract or warranty unless the other party to the contract otherwise agrees in writing. The Company does not believe that any recovery of damages from its vendors and service providers, if such damages are available, is limited by the assurances it has received. The Company expects to validate the Year 2000 compliance of the products and services supplied by its material vendors prior to March 31, 1999. Should the products and services supplied by its material vendors be determined through the Company's testing process not to be Year 2000 compliant, the Company expects to enter into new relationships with vendors who have achieved Year 2000 readiness prior to January 1, 2000. The Company expects that its Year

2000 activities will continue throughout 1998 and 1999 and that all phases of its Year 2000 Plan will be completed by the deadlines established by the Federal Financial Institutions Examination Council in its eight interagency statements concerning Year 2000.

As directed by the FFIEC, the Assessment Phase of the Company's Year 2000 plan was completed by September 30, 1997. The Company expects that the Renovation Phase will be largely completed by December 31, 1998.

The Company implemented by June 30, 1998, a due diligence process which identifies, assesses, and establishes controls for Year 2000 risk posed by customers such as funds takers, funds providers and capital market/asset management counter parties. The process included identifying material customers (i.e., commercial customers with outstanding credit over $100,000 (over 44% of the Bank's loan portfolio) or deposits over $1,000,000; evaluating their Year 2000 readiness; assessing their Year 2000 risk to the Company; and implementing appropriate controls to manage and mitigate their Year 2000-related risk to the Company.

The Company has completed an assessment of individual material customers' Year 2000 preparedness and the impact on the Company. While the Company believes that close to 90% of the customers reviewed require continued monitoring of their Year 2000 readiness, the Company also believes that no customer presents a material risk to the Company. The Company also has changed its lending process to include in its evaluation of a borrower's risk an assessment of the borrower's Year 2000 preparedness. Customers and potential customers are required to sign a Year 2000 Disclosure & Acknowledgment agreement. This agreement states that the customer is aware of the Year 2000 issue, that they have a comprehensive business plan appropriate for the business to address all Year 2000 issues, and that they must provide the Company with copies of their Year 2000 program and report on their progress upon request. In addition, a Year 2000 addendum has been added to all commercial loan agreements whereby the borrower agrees to become Year 2000 compliant, that the borrower has a Year 2000 business plan, that the borrower will inform the Company about the borrower's Year 2000 status and that non-compliance with the borrower's Year 2000 plan shall be deemed non-compliance with the borrower's loan agreement.

The documentation for the Company's existing real estate secured loans contains no provisions specific to Year 2000 compliance. Accordingly, the Company is afforded no specific remedy if it appears that such a borrower will not be Year 2000 compliant. While documentation for existing commercial loans similarly contains no provision specific to Year 2000 compliance, a majority of these loans are renewed annually and failure to achieve Year 2000 compliance can be addressed in the renewal process, for example, by non- renewal for borrowers not on track for Year 2000 compliance.



The Company's method of assessing its material customers' Year 2000 preparedness included one or more of the following: mailing surveys, telephone calls and/or personal interviews with appropriate staff at the borrower's location. Each material customer's assessment was reviewed to determine the level of Year 2000 preparedness and for the risk posed to the Company. Based on this review, each customer will receive the appropriate type and level of reassessment using similar techniques. Each customer will be reassessed monthly, quarterly, or at least once prior to March 31, 1999, depending on the level of preparedness and level of risk posed to the Company.

The Company has met or expects to meet the following key milestones in its Year 2000 Plan Validation Phase:

         June 30, 1998 - completion of development of written validation strategies and plans.

         September 1, 1998 - commence validation of internal mission critical systems, including those programmed in-house and those purchased from software vendors.

         December 31, 1998 - validation of internal mission-critical systems will be substantially complete.

         March 31, 1999 - validation of service providers for mission critical systems will be substantially complete. External testing with material third-parties should have begun.

         June 30, 1999 - validation of mission-critical systems should be complete and implementation should be substantially complete.

The Company implemented by September 30, 1998, its customer awareness program that includes appropriate communications channels to effectively respond to customer inquiries. Customer awareness will be ongoing.

The Company has completed the first phase of its business resumption contingency planning process and expects the remaining phases to be completed by December 31, 1998.

         The Company's Plan calls for the development of contingency plans for at-risk systems. Because the Company has not completed all of its testing, including integration testing, the assessment of at-risk systems is not complete. The Company will fully develop such contingency plans if testing indicates a system is at risk. The Company, however, in the normal course of business, maintains and deploys contingency plans designed to address various other potential business interruptions. These plans may be applicable to address the interruption of support provided by others resulting from their failure to be Year 2000 ready. The Company's contingency plan will address the potential non-compliance of all vendors and third party services providers who have not provided written assurances that they are Year 2000 compliant.



                                     Table 1
                        Patapsco Valley Bancshares, Inc.
                              Financial Highlights

                                                                     Increase
At year end                               1997          1996        (decrease)
                                          ----          ----        ----------

  Assets                            $140,229,147    $133,899,764        4.73%
  Deposits                           119,495,004     114,587,515        4.28%
  Loans, net                          96,795,828      83,841,354       15.45%
  Stockholders' equity                15,893,859      14,697,769        8.14%


Average balances

  Assets                            $132,260,038    $128,882,018        2.62%
  Deposits                           111,826,069     110,622,714        1.09%
  Loans, net                          91,907,505      78,760,184       16.69%
  Stockholders' equity                15,819,273      14,217,070       11.27%

For the year

  Net interest income               $ 7,592,050     $ 6,608,922        14.88%
  Non-interest income                 1,002,288         751,603        33.35%
  Net income                          1,547,610       1,502,330         3.01%
  Cash dividends declared               720,391         626,305        15.02%

Per share data

  Net income                        $      2.33            2.31         0.87%
  Cash dividends declared                  1.08            0.96        12.50%
  Book value                              23.81           22.36         6.48%

Ratios


  Return on average assets                 1.17%           1.17%        0.38%
  Return on average equity                 9.78%          10.57%       -7.42%
  Dividend payout ratio                   46.35%          41.56%       11.53%
  Average equity to average assets        11.96%          11.03%        8.43%

                                     Table 2
                        Patapsco Valley Bancshares, Inc.
    Comparison of Financial Condition at June 30, 1998 and December 31, 1997

                                             June 30,       December 31, Increase
                                               1998             1997           (decrease)            %
                                          -------------     -------------    -------------     -------

Assets

Cash and due from banks                   $   5,966,969     $   5,085,542    $    881,427          17.3%
Federal funds sold                            5,486,000        13,181,000      (7,695,000)        -58.4%
Securities available for sale                13,944,540        15,160,333      (1,215,793)         -8.0%
Loans held for sale                          22,356,699         5,540,585      16,816,114         303.5%
Loans, less allowance for credit losses      97,421,156        96,795,828         625,328           0.6%
Premises and equipment                        3,246,690         2,108,434       1,138,256          54.0%
Other assets                                  2,056,757         2,357,425        (300,668)        -12.8%
                                          -------------     -------------    -------------

                                          $ 150,478,811     $ 140,229,147    $ 10,249,664           7.3%
                                          =============     =============    ============

Liabilities and Stockholders' Equity

Noninterest-bearing deposits              $  34,812,998     $  31,006,823    $  3,806,175          12.3%
Interest-bearing deposits                    88,374,413        88,488,181        (113,768)         -0.1%
                                          -------------     -------------    ------------

  Total deposits                            123,187,411       119,495,004       3,692,407           3.1%

Short-term borrowings                         9,015,355         2,861,324       6,154,031         215.1%
Other liabilities                             1,719,703         1,978,960        (259,257)        -13.1%
                                          -------------     -------------    ------------
                                            133,922,469       124,335,288       9,587,181           7.7%
Stockholders' equity                         16,556,342        15,893,859         662,483           4.2%
                                          -------------     -------------    ------------

                                          $ 150,478,811     $ 140,229,147    $ 10,249,664           7.3%
                                          =============     =============    ============

                                     Table 3
                        Patapsco Valley Bancshares, Inc.
 Comparison of Operating Results for the Six Months Ended June 30, 1998 and 1997

                                                                                 Increase
                                                 1998               1997        (decrease)        %
                                           -----------------------------------------------------------

Interest and dividend revenue
 Loans, including fees                     $   5,190,077     $  4,262,140     $   927,939       21.8%
 Investment securities                           373,657          641,166        (267,509)     -41.7%
 Federal funds sold                              202,203          275,238         (73,035)     -26.5%
                                           -------------     ------------     -----------

  Total interest and dividend revenue          5,765,937        5,178,544         587,393       11.3%
                                           -------------     ------------     -----------

Interest expense
  Deposits                                     1,609,490        1,353,592         255,898       18.9%
  Other                                          165,575           72,103          93,472      129.6%
                                           -------------     ------------     -----------

  Total interest expense                       1,775,065        1,425,695         349,370       24.5%
                                           -------------     ------------     -----------

  Net interest income                          3,990,872        3,752,849         238,023        6.3%
                                           -------------     ------------     -----------

Other operating revenue
  Mortgage banking fees and gains              1,012,866           ----         1,012,866        nm
  Service charges, fees and commissions          521,539          427,493          94,046       22.0%
                                           -------------     ------------     -----------

  Total other operating revenue                1,534,405          427,493       1,106,912      258.9%
                                           -------------     ------------     -----------

Other expenses
  Salaries and benefits                        2,553,363        1,360,217       1,193,146       87.7%
  Occupancy, furniture and equipment             802,733          460,053         342,680       74.5%
  Other                                        1,006,805          751,689         255,116       33.9%
                                           -------------     ------------     -----------

  Total other expenses                         4,362,901        2,571,959       1,790,942       69.6%
                                           -------------     ------------     -----------

Income before income taxes                     1,162,376        1,608,383        (446,007)     -27.7%

Income taxes                                     420,694          580,633        (159,939)     -27.5%
                                           -------------     ------------     -----------

Net Income                                 $     741,682     $  1,027,750     $  (286,068)     -27.8%
                                           =============     ============     ===========

Weighted-average shares outstanding              673,300          662,569          10,731        1.6%

Earnings per share                         $        1.10     $       1.55     $     (0.45)     -29.0%
                                           =============     ============     ===========

                                     Table 4
                        Patapsco Valley Bancshares, Inc.
 Comparison of Operating Results for the Years Ended December 31, 1997 and 1996

                                                                                   Increase
                                                   1997               1996        (decrease)         %
                                             -----------------------------------------------------------

Interest and dividend revenue
 Loans, including fees                       $   8,855,753     $  7,521,415     $  1,334,338       17.7%
 Investment securities                           1,060,065        1,551,149         (491,084)     -31.7%
 Federal funds sold                                671,736          681,141           (9,405)      -1.4%
                                             -------------     ------------     ------------

  Total interest and dividend revenue           10,587,554        9,753,705          833,849        8.5%
                                             -------------     ------------     ------------

Interest expense
  Deposits                                       2,852,320        3,029,782         (177,462)      -5.9%
  Other                                            143,184          115,001           28,183       24.5%
                                             -------------     ------------     ------------

  Total interest expense                         2,995,504        3,144,783         (149,279)      -4.7%
                                             -------------     ------------     ------------

  Net interest income                            7,592,050        6,608,922          983,128       14.9%
                                             -------------     ------------     ------------

Other operating revenue
  Mortgage banking fees and gains                   92,265             ----           92,265        nm
  Service charges, fees and commissions            910,023          751,603          158,420       21.1%
                                             -------------     ------------     ------------

  Total other operating revenue                  1,002,288          751,603          250,685       33.4%
                                             -------------     ------------     ------------

Other expenses
  Salaries and benefits                          3,229,809        2,693,906          535,903       19.9%
  Occupancy, furniture and equipment             1,058,678          854,319          204,359       23.9%
  Other                                          1,889,507        1,448,557          440,950       30.4%
                                             -------------     ------------     ------------

  Total other expenses                           6,177,994        4,996,782        1,181,212       23.6%
                                             -------------     ------------     ------------

Income before income taxes                       2,416,344        2,363,743           52,601        2.2%

Income taxes                                       868,734          861,413            7,321        0.8%
                                             -------------     ------------     ------------

Net Income                                   $   1,547,610     $  1,502,330     $     45,280        3.0%
                                             =============     ============     ============

Weighted-average shares outstanding                664,505          649,070           15,435        2.4%

Earnings per share                           $        2.33     $       2.31     $       0.01        0.6%
                                             =============     ============     ============


                                     Table 5
                        Patapsco Valley Bancshares, Inc.
                            Major Categories of Loans

                                                         June 30,                         December 31,
                                               -----------------------------    ------------------------------
                                                    1998             1997             1997             1996
                                                    ----             ----             ----             ----

Real Estate
  Residential                                  $  10,910,628    $  12,342,156    $  11,816,400    $  12,203,279
  Commercial                                      29,657,418       28,168,901       29,376,631       25,363,764
  Construction and land development                8,406,338        6,114,783        6,752,244        2,205,656

Lease Financing                                   19,257,912       18,259,889       20,428,755       16,166,804
Commercial                                        24,646,594       24,525,338       24,143,558       22,784,968
Consumer                                           6,000,528        5,570,808        5,893,248        6,679,736
                                               -------------    -------------    -------------    -------------
                                                  98,879,418       94,981,875       98,410,836       85,404,207
Allowances for credit losses                       1,458,262        1,623,870        1,615,008        1,562,853
                                               -------------    -------------    -------------    -------------

                                               $  97,421,156    $  93,358,005    $  96,795,828    $  83,841,354
                                               =============    =============    =============    =============










                                     Table 6
                        Patapsco Valley Bancshares, Inc.
                  Loan Maturity and Rate Repricing Distribution

                                                         June 30,                         December 31,
                                               -----------------------------    ------------------------------
                                                    1998             1997             1997             1996
                                                    ----             ----             ----             ----

Variable rate immediately                      $  48,523,704    $  44,603,171    $  41,521,332    $  36,557,108
Due within one year                               18,836,944       18,301,821       23,029,056       19,274,415
Due over one to five years                        24,528,481       26,343,951       27,448,251       26,367,186
Due over five years                                7,066,204        5,780,013        6,473,500        3,233,284
                                               -------------    -------------    -------------    -------------

                                                  98,955,333       95,028,956       98,472,139       85,431,993
Deferred origination fees                             75,915           47,081           61,303           27,786
                                               -------------    -------------    -------------    -------------

                                               $  98,879,418    $  94,981,875    $  98,410,836    $  85,404,207
                                               =============    =============    =============    =============


Fixed rate loans due after one year            $  31,594,685    $  32,123,964    $  33,921,751    $  29,600,473


         The scheduled repayments are reported based on when the payment is due and demand loans and overdrafts are reported as due in one year.

                                     Table 7
                        Patapsco Valley Bancshares, Inc.
                 Transactions in the Allowance for Credit Losses

                                                    June 30,                       December 31,
                                          ---------------------------     ----------------------------
                                              1998            1997            1997             1996
                                              ----            ----            ----             ----

Beginning balance                         $ 1,615,008     $ 1,562,853     $ 1,562,853     $   778,612
Loans charged off
  Residential real estate                           -               -               -          11,692
  Commercial real estate                            -          25,000          29,818               -
  Construction and land development                 -               -               -               -
  Lease financing                               9,662               -               -          12,386
  Commercial                                  143,142          25,896          51,749         382,189
  Consumer                                     28,866          10,034          48,237          30,783
                                          -----------     -----------     -----------     -----------
                                              181,670          60,930         129,804         437,050
                                          -----------     -----------     -----------     -----------

Recoveries
  Residential real estate                           -               -               -               -
  Commercial real estate                            -           3,053           9,637           8,000
  Construction and land development                 -               -               -               -
  Lease financing                                   -               -           1,202               -
  Commercial                                    9,595         108,303         143,197       1,178,248
  Consumer                                     15,329          10,591          27,923          35,043
                                          -----------     -----------     -----------     -----------
                                               24,924         121,947         181,959       1,221,291
                                          -----------     -----------     -----------     -----------

Net charge-offs (recoveries)                  156,746         (61,017)        (52,155)       (784,241)
Provision charged to operations                    -                -               -               -

Ending Balance                            $ 1,458,262     $ 1,623,870     $ 1,615,008     $ 1,562,853
                                          ===========     ===========     ===========     ===========


Net loans charged off as a percentage
of average loans outstanding                    0.14%          -0.07%          -0.06%          -1.00%


The allowance for loan losses has not been allocated to the various types of loans originated by the Bank. It is management's policy to provide for loan losses based on an evaluation of the risks inherent in the loan portfolio and in the general economy. Such evaluation includes a review of all loans that full collectibility of principal and interest may not be assusred, past loan losses, estimated value of the underlying collateral, the financial condition of the borrower, and current economic conditions.

                                     TABLE 8

                        Patapsco Valley Bancshares, Inc.
                                and Subsidiaries

                   Loan Portfolio - Risk Elements - Nonaccrual
                               and Past Due Loans


Principal balances of loans past due 90 days or more and accruing interest and nonaccrual loans are as follows:


                                      Unaudited                          Unaudited
                                    June 30, 1998                      June 30, 1997                 December 31, 1997
                             Past due          Nonaccrual       Past due         Nonaccrual      Past due       Nonaccrual
                             --------          ----------       --------         ----------      --------       ----------
Commercial                $   63,556         $   587,121      $   685,113       $  81,515     $   50,000     $    682,504
Lease financing                5,632              62,417               27             -               -            45,683
Mortgage                      38,971             448,513           36,750             -               -           448,513
Consumer                      30,665              21,486              152              62         27,752           20,531
                          ----------         -----------      -----------       ---------     ----------     ------------
                          $  138,824         $ 1,119,537      $   722,042       $  81,577     $   77,752     $  1,197,231
                          ==========         ===========      ===========       =========     ==========     ============

Interest not accrued                         $   126,382                        $  23,923                    $     80,913
                                             ===========                        =========                    ============


Management has not classified any loans as "troubled debt restructurings" at June 30, 1998 and 1997, and December 31, 1997, as defined in Statement of
Accounting  Standards No. 15,  "Accounting By Debtors and Creditors for Troubled
Debt Restructurings."




                                     Table 9
                        Patapsco Valley Bancshares, Inc.
                   Interest Rate and Volume Variance Analysis


                                    6/30/98 compared to 6/30/97        1997 compared to 1996           1996 compared to 1995
                                     Change Due To Variance In       Change Due To Variance In       Change Due To Variance In
                                    Rates     Volumes     Total     Rates    Volumes      Total     Rates    Volumes     Total
                                 ---------   ---------  --------  --------  ---------   --------  --------   -------    -------

Interest earned on
     Federal funds sold          $  10,457   $ (83,492) $(73,035) $ 21,339  $ (30,744) $  (9,405) $(63,874) $(49,201) $(113,075)
     Interest bearing deposits      (1,460)      1,893       433       103       (814)      (711)       65     1,264      1,329
     Investment securities
     U.S. Treasury                  (3,600)   (214,976) (218,576)   26,743   (439,815)  (413,072)  (55,304)  680,453    625,149
     U.S. agency                    (7,974)    (42,141)  (50,115)  (11,791)   (70,472)   (82,263)   12,061   (49,531)   (37,470)
     State and municipal            (2,133)     (4,684)   (6,817)      268       (124)       144        89      (163)       (74)
     Equity securities              (1,995)      8,243     6,248    (5,522)    11,409      5,887     1,796    12,021     13,817
                                 ---------   ---------   -------  --------  ---------  ---------  --------  --------  ---------
                                   (15,702)   (253,558) (269,260)    9,698   (499,002)  (489,304)  (41,358)  642,780    601,422
                                 ---------   ---------   -------  --------  ---------  ---------  --------  --------  ---------

Loans
     Demand and time               (55,165)    (56,288) (111,453)    3,285    425,236    428,521   (76,087)   27,390    (48,697)
     Lease financing               (11,600)    137,651   126,051    16,473    434,750    451,223    60,429   209,834    270,263
     Mortgage and construction    (272,602)  1,204,999   932,397    69,036    422,316    491,352   (52,654) (173,383)  (226,037)
     Installment                   (35,893)     11,631   (24,262)  (35,310)     4,363    (30,947)   56,132   (46,250)     9,882
                                 ---------   ---------   -------  --------  ---------  ---------  --------  --------  ---------
                                  (375,260)  1,297,993   922,733    53,484  1,286,665  1,340,149   (12,180)   17,591      5,411
                                 ---------   ---------   -------  --------  ---------  ---------  --------  --------  ---------

         Total interest earned    (381,965)    962,836   580,871    84,624    756,105    840,729  (117,347)  612,434    495,087
                                 ---------   ---------   -------  --------  ---------  ---------  --------  --------  ---------

Interest expense on
     Deposits
     Savings and NOW                (5,334)     30,641    25,307   (46,270)    12,926    (33,344)  (77,969)  232,959    154,990
     Money market                      400     (12,012)  (11,612)  (49,895)   (19,905)   (69,800)  (19,039) (121,733)  (140,772)
     Other time                     44,408     197,795   242,203   (48,162)   (26,156)   (74,318)   51,475   305,488    356,963
     Borrowed funds                 95,209     160,689   255,898     5,517     22,666     28,183   (13,938)   47,843     33,905
                                 ---------  ----------   -------  --------   --------  ---------  --------  --------  ---------
         Total interest expense    134,683     377,113   511,796  (138,810)   (10,469)  (149,279)  (59,471)  464,557    405,086
                                 ---------  ----------   -------  --------   --------  ---------  --------  --------  ---------

Net interest income              $(516,648) $  585,723   $69,075  $223,434   $766,574  $ 990,008  $(57,876) $147,877  $  90,001
                                 =========  ==========   =======  ========   ========  =========  ========  ========  =========



             Interest on loans and investments is presented on a 34%
                        fully taxable equivalent basis.


        The change in interest due to combined rate and volume changes is allocated entirely to the change in rates.

                                    Table 10
                        Patapsco Valley Bancshares, Inc.
                     Average Balances, Interest, and Yields

                                         June 30, 1998                   June 30, 1997                    1997
                              ----------------------------- ----------------------------- ------------------------------
                                 Average                %      Average                %      Average                 %
                                 balance     Interest Yield    balance    Interest  Yield    balance    Interest   Yield
                              ------------ ---------- ----- ------------ ---------- ----- ------------ ----------- -----

Assets
Federal Funds sold            $  7,005,941 $  202,203  5.77 $ 10,056,559 $  275,238  5.47 $ 12,011,554 $   671,736  5.59
Interest bearing deposits          106,171      1,775  3.34       44,046      1,342  6.09       44,384       2,355  5.31
Investment securities
U.S. Treasury                    8,987,329    247,447  5.51   16,683,310    466,023  5.59   13,090,710     735,626  5.62
U.S. Government agency           2,973,204     71,294  4.80    4,553,848    121,409  5.53    4,056,245     212,317  5.23
State and municipal                916,773     30,288  6.61    1,049,223     37,105  7.07    1,049,197      74,260  7.08
Equity securities                1,069,794     29,624  5.54      790,910     23,376  5.91      848,452      52,016  6.13
                              ------------ ----------       ------------ ----------       ------------ -----------
                                13,947,100    378,653  5.43   23,077,291    647,913  5.62   19,044,604   1,074,219  5.64
                              ------------ ----------       ------------ ----------       ------------ -----------

Loans
Demand and time                 26,330,769  1,169,764  8.89   27,540,717  1,281,217  9.30   29,530,703   2,740,308  9.28
Lease financing                 19,634,329    921,682  9.39   16,738,433    795,631  9.51   17,939,837   1,702,573  9.49
Mortgage and construction       65,752,573  2,857,044  8.69   40,436,044  1,924,647  9.52   41,836,310   3,912,898  9.35
Installment and credit card      4,524,154    249,108 11.01    4,339,522    273,370 12.60    4,223,214     525,201 12.44
                              ------------ ----------       ------------ ----------       ------------  ----------
                               116,241,825  5,197,598  8.94   89,054,716  4,274,865  9.60   93,530,064   8,880,980  9.50
Allowance for credit losses      1,583,937     --              1,595,796     --              1,622,559      --
                              ------------ ----------       ------------ ----------       ------------  ----------
                               114,657,888  5,197,598  9.07   87,458,920  4,274,865  9.78   91,907,505   8,880,980  9.66
                              ------------ ----------       ------------ ----------       ------------ -----------

Total interest earning assets  135,717,100  5,780,229  8.52  120,636,816  5,199,358  8.62  123,008,047  10,629,290  8.64

Noninterest-bearing cash         5,438,154                     5,256,440                     5,392,956
Premises and equipment           3,277,471                     1,522,831                     1,747,081
Other assets                     1,855,779                     1,716,019                     2,111,954
                              ------------                  ------------                  ------------

Total assets                  $146,288,504 $5,780,229  7.90 $129,132,106 $5,199,358  8.05 $132,260,038 $10,629,290  8.04
                              ============ ==========       ============ ==========       ============ ===========

Liabilities & stockholders' equity
Deposits
Savings and NOW               $ 40,636,171 $  522,236  2.57 $ 38,276,053 $  496,929  2.60 $ 38,744,167 $ 1,014,139  2.62
Money market                    16,093,972    242,774  3.02   16,891,604    254,386  3.01   18,394,104     504,850  2.74
Other time                      31,589,570    844,480  5.35   23,779,947    602,277  5.07   25,540,675   1,333,331  5.22
                              ------------ ----------       ------------ ----------       ------------ -----------
Total interest bearing          88,319,713  1,609,490  3.64   78,947,604  1,353,592  3.43   82,678,946   2,852,320  3.45
Noninterest bearing deposits    32,396,084     --             30,266,098     --             29,147,123      --
                              ------------ ----------       ------------ ----------       ------------ -----------
                               120,715,797  1,609,490  2.67  109,213,702  1,353,592  2.48  111,826,069   2,852,320  2.55
Borrowed funds                   7,559,187    165,575  4.38    3,198,116     72,103  4.51    3,070,489     143,184  4.66
Other liabilities                1,710,502                     1,145,312                     1,544,207
Stockholders' equity            16,303,018     --             15,574,976     --             15,819,273      --
                              ------------ ----------       ------------ ----------       ------------ -----------

Total liabilities and equity  $146,288,504 $1,775,065  2.43 $129,132,106 $1,425,695  2.21 $132,260,038 $ 2,995,504  2.26
                              ============ ==========       ============ ==========       ============ ===========

Net margin on interest-earning
assets                        $135,717,100 $4,005,164  5.90 $120,636,816 $3,773,663  6.26 $123,008,047 $ 7,633,786  6.21
                              ============ ==========       ============ ==========       ============ ===========


                                                1996                           1995
                                 ----------------------------- ------------------------------
                                    Average                %      Average                 %
                                    balance    Interest  Yield    balance    Interest   Yield
                                 ------------ ---------- ----- ------------ ----------  -----


Assets                           $ 12,579,343 $  681,141  5.41 $ 13,410,081 $  794,216  5.92
Federal Funds sold                     60,418      3,066  5.07       34,975      1,737  4.97
Interest bearing deposits
Investment securities              21,212,636  1,148,698  5.42    9,224,113    523,549  5.68
U.S. Treasury                       5,331,762    294,580  5.53    6,266,527    332,050  5.30
U.S. Government agency              1,050,957     74,116  7.05    1,053,269     74,190  7.04
State and municipal                   680,218     46,129  6.78      495,771     32,312  6.52
Equity securities                ------------ ----------       ------------ ----------
                                   28,275,573  1,563,523  5.53   17,039,680    962,101  5.65
                                 ------------ ----------       ------------ ----------


Loans                              24,942,684  2,311,787  9.27   24,656,582  2,360,484  9.57
Demand and time                    13,314,167  1,251,350  9.40   10,968,280    981,087  8.94
Lease financing                    37,239,852  3,421,546  9.19   39,098,334  3,647,583  9.33
Mortgage and construction           4,190,338    556,148 13.27    4,577,935    546,266 11.93
Installment and credit card      ------------ ----------       ------------ ----------
                                   79,687,041  7,540,831  9.46   79,301,131  7,535,420  9.50
                                      926,857     --                801,743     --
Allowance for credit losses      ------------ ----------       ------------ ----------
                                   78,760,184  7,540,831  9.57   78,499,388  7,535,420  9.60
                                 ------------ ----------       ------------ ----------

                                  119,675,518  9,788,561  8.18  108,984,124  9,293,474  8.53
Total interest earning assets
                                    5,146,792                     4,522,432
Noninterest-bearing cash            1,480,874                     1,404,545
Premises and equipment              2,578,834                     2,236,412
Other assets                     ------------                  ------------

                                 $128,882,018 $9,788,561  7.59 $117,147,513 $9,293,474  7.93
Total assets                     ============ ==========       ============ ==========


Liabilities & stockholders' equity
Deposits                         $ 38,271,907 $1,047,483  2.74 $ 30,349,950 $  892,493  2.94
Savings and NOW                    19,054,113    574,650  3.02   22,961,048    715,422  3.12
Money market                       26,024,247  1,407,649  5.41   20,162,094  1,050,686  5.21
Other time                       ------------ ----------       ------------ ----------
                                   83,350,267  3,029,782  3.63   73,473,092  2,658,601  3.62
Total interest bearing             27,272,447     --             26,768,699    --
Noninterest bearing deposits     ------------ ----------       ------------ ----------
                                  110,622,714  3,029,782  2.74  100,241,791  2,658,601  2.65
                                    2,564,945    115,001  4.48    1,613,221     81,096  5.03
Borrowed funds                      1,477,289                     1,410,903
Other liabilities                  14,217,070     --             13,881,598     --
Stockholders' equity             ------------ ----------       ------------ ----------

                                 $128,882,018 $3,144,783  2.44 $117,147,513 $2,739,697  2.34
Total liabilities and equity     ============ ==========       ============ ==========


Net margin on interest-earning   $119,675,518 $6,643,778  5.55 $108,984,124 $6,553,777  6.01
assets                           ============ ==========       ============ ==========



Interest on loans and investments is presented on a 34% fully taxable equivalent basis.


Loan fees included in interest income amounted to $47,621, $66,817, $104,839, $12,120, and $12,100 for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995 respectively. Loans include balances on nonaccrual status with a zero yield.

                                    Table 11
                        Patapsco Valley Bancshares, Inc.
                      Investment Portfolio - Carrying Value

         The following table sets forth the carrying value of the Company's investment portfolio:

                                                      Unaudited
                                                       June 30                           December 31
                                                1998              1997                      1997
                                             ----------        ----------                -----------

U.S. Treasury                               $ 9,891,264       $12,928,584               $ 9,968,222
U.S. Government agency                        1,946,447         4,440,650                 3,127,875
State and municipal                             849,870         1,056,873                 1,053,260
                                            -----------       -----------               -----------
  Total debt securities                      12,687,581        18,426,107                14,149,357

Equity securities                             1,256,959           892,152                 1,010,976
                                            -----------       -----------               -----------

  Total                                     $13,944,540       $19,318,259               $15,160,333
                                            ===========       ===========               ===========


All securities are classified as available for sale securities.


                                    Table 12
                        Patapsco Valley Bancshares, Inc.
                             Investment Portfolio -
              Amortized Cost, Weighted Average Yields & Maturities

         The following table sets forth certain information regarding the amortized cost, weighted average yields, and maturities of the Company's investment securities portfolio at June 30, 1998:

                                                                                                  After One Year But
                                                          Within One Year                          Within Five Years
                                                          ---------------                          -----------------
                                                      Amount             Yield                   Amount            Yield
                                                      ------             -----                   ------            -----
U.S. Treasury                                      $ 8,874,696            5.15%                $ 998,408           6.57%
U.S. Government agency                               1,950,000            5.23%                        -           0.00%
State and municipal                                    646,181            5.66%                  200,000           4.90%
                                                   -----------           ------                ---------         -------
   Total                                           $11,470,877            5.19%               $1,198,408           6.29%
                                                   ===========           ======               ==========         =======

         As of June 30, 1998, the Company did not own securities other then U.S. Government and U.S. Government agencies which aggregate book values exceed 10 percent of stockholders' equity.



                                    Table 13
                              Short Term Borrowings

         The following table sets forth certain information regarding short term borrowings:

                                                    At June 30,                  At December,
                                            -------------------------     -------------------------
                                               1998           1997           1997           1996
                                               ----           ----           ----           ----

Amount of borrowings outstanding            $9,015,355     $2,972,950     $2,861,324     $3,236,572

Weighted average rate paid on:
    Repurchase agreements                        4.39%          4.44%          4.80%          4.42%
    Advances from Federal Home Loan Bank         6.60%             -              -              -




                                            During the six months ended       During the year ended
                                                      June 30,                     December 31,
                                            ---------------------------     -------------------------
                                                1998           1997            1997           1996
                                                ----           ----            ----           ----

Maximum amount of borrowings outstanding
at any month end:
    Repurchase agreements                   $ 5,505,806      $3,510,037     $3,575,213     $3,957,006
    Advances from Federal Home Loan Bank    $13,302,003          -              -              -


                                              For the six months ended          For the year ended
                                                      June 30,                     December 31,
                                            ---------------------------     -------------------------
                                                1998           1997            1998           1997
                                                ----           ----            ----           ----

Approximate average short term borrowings
outstanding with respect to:
    Repurchase agreements                   $3,687,024     $3,198,116       $3,070,489     $1,477,289
    Advances from Federal Home Loan Bank    $3,869,230          -                -              -

Approximate weighted average rate paid on:
    Repurchase agreements                        4.64%          4.51%            4.66%          4.48%
    Advances from Federal Home Loan Bank         4.14%          -                -              -

ITEM 3.  DESCRIPTION OF PROPERTY

         The Bank owns properties and operates branches at the following locations. Other than as described below, there are no encumbrances on any of these properties or leases:

                  8137 Main Street
                  Ellicott City, MD
                  (Historic Ellicott City Branch)


                  6130 Columbia Crossing Cir.
                  Columbia, MD
                  (Columbia Crossing Branch)


                  6245 Washington Blvd.
                  Elkridge, MD
                  (branch to be opened)


         The Bank, Founders, and CSMC operate under leases at the following properties:

                                                 Current
Location                           Square Feet    Annual Rental     Lease Expiration   Renewal Options
--------                           -----------    -------------     ----------------   ---------------

The Bank
--------


8593 Baltimore National Pike        10,706         Min. Ground          July, 2064                  --
Ellicott City, MD                                    Rent Only
(Main Office)

611 Frederick Road                   1,524          $36,164             Dec., 2000          One 5-yr. term
Catonsville, MD
(Catonsville Branch)

9501 Old Annapolis Road              1,686          $65,212             Nov., 2001                  --
Ellicott City, MD
(Dorsey Search Branch)

12800 Route 144                      1,100          $14,700             July, 2001          One 5-yr. term
West Friendship, MD
(West Friendship Branch)

6430 Freetown Road                   2,400          $72,000             July, 2007                  --
Columbia, MD
(Hickory Ridge Branch)

3290 Pine Orchard Lane              10,200          $87,347             Aug., 1999          One 5-yr. term
Ellicott City, MD
(Operations Center)

                                       30





Founders
--------

8818 Centre Park Drive               4,197          $64,550              May, 2001                  --
Suite 100
Columbia, MD


211-B South Jefferson Street         2,583          $27,192            March, 1999                  1 year
Frederick, MD

139 North Main Street                2,098          $35,666                Monthly                  --
Suite 101
Bel Air, MD

120-B Cecil Avenue                       *           $4,800            April, 1999                6 months
North East, MD

*  Small "back-office" room.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

         The following table sets forth information regarding the beneficial ownership of the Shares of common stock (rounded to the nearest whole share) as of July 31, 1998 by directors and executive officers and by each person who, to the best of the Company's knowledge, beneficially owns more than 5% of the Company's outstanding Shares of common stock. Except as otherwise indicated and except for Shares held by members of an individual's family or in trust, all Shares are held with sole dispositive and voting power. The address of each person listed below is the address of the Company. The term "beneficial ownership" includes Shares of common stock that may be acquired within 60 days upon the exercise of options, warrants and other rights.


--------------------------------------------------------------------------------
                                          Number of Shares      Percent
                                            Beneficially       of Class
                                              Owned (1)      Beneficially
Name                                                             Owned
--------------------------------------------------------------------------------
W. William Cookson                             2,425            .35%
Ronald L. Eyre                                 1,393            .20%
John F. Feezer, III (2)                        18,000          2.63%
Howard E. Harrison, III (3)                    4,541            .66%
Kevin P. Huffman (4)                           160              .02%
Eugene William Iager, Sr. (5)                  32,704          4.79%
Fred T. Lewis                                  8,756           1.28%
Richard H. Pettingill                          50               .01%
John S. Whiteside                              17,996          2.63%
Frances F. Wire (6)                            4,924            .72%

All Directors and Executive Officers as
a Group (13 persons)                           97,996         14.34%


5% Beneficial Owners (7)

John F. Feezer, Jr. & Beulah Feezer            43,624          6.38%


--------------------------------------------------------------------------------

(1) Shares are rounded to the nearest whole Share. Because of rounding, group total may not be equal to the total number of Shares for each beneficial owner.
(2) Includes Shares held jointly, as custodian, as trustee for a profit sharing trust, and indirectly through two companies in which Mr. Feezer is affiliated.
(3) Includes Shares held jointly.
(4) All Shares are held jointly.
(5) Includes Shares held as custodian, and shares held jointly.
(6) Includes Shares held jointly. Ms. Wire retired from the Board of Directors effective September 15, 1998.
(7) Carrollton Bancorp, the bank holding company for Carrollton Bank, a Maryland state-chartered bank, applied with the Federal Reserve Bank of Richmond and the Maryland Commissioner of Financial Regulation, in December, 1997, for approval to acquire an additional 26,677 Shares of common stock up to a total of 49,295 Shares representing not in excess of 9.9% of the Shares. At the time of application, Carrollton Bancorp owned 22,618 Shares, or approximately 3.35% of the Shares. To the best of the Company's knowledge, Carrollton Bancorp does not hold more than 5% of the Company's Shares.



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS

General


          The Directors and Executive Officers of the Company and the Bank, as of September 16, 1998, are as follows:

Name                        Age              Business Experience

W. William Cookson          61       Director of the Company since October, 1996, Director
                                     of the Bank since July, 1986, and Chairman of the Bank
                                     Board since April, 1998.  He had served as Chairman of
                                     Records Research from October, 1991 through March,
                                     1998 and since March, 1998 as President of W. William
                                     Cookson & Associates.

Ronald L. Eyre              52       Director of the Company since October, 1996, and a
                                     Director of the Bank since February, 1989.  He has
                                     served as President of Eyre Bus Service, Inc. since
                                     January, 1990.

John F. Feezer, III         42       Director of the Company since October, 1996, Director
                                     of the Bank since January, 1995, and Vice Chairman of
                                     the Bank Board since April, 1998.  He has served as
                                     Vice President of John F. Feezer Company, a paving and
                                     excavation company, since July, 1979.

Howard E. Harrison, III     57       Director of the Company and Chairman of the Company
                                     Board since October, 1996 and a Director of the Bank
                                     since June, 1991.  He has served as Chairman of the
                                     Board of Marina Development Corp. since December, 1986.

Eugene W. Iager, Sr.        52       Director of the Company since October, 1996 and a
                                     Director of the Bank since June, 1995.  He has served as
                                     President of Maple Lawn Farms, Inc. since August,
                                     1987.

Fred T. Lewis               71       Director of the Company since October, 1996 and a
                                     Director of the Bank since October, 1966.  He has been
                                     an independent veterinarian since 1953.

Richard H. Pettingill       63       Director of the Company since June, 1998 and a Director
                                     of the Bank since June, 1998.  He has served as Senior
                                     Vice President of Casey & Associates/ONCOR
                                     International, a commercial real estate company, since
                                     March, 1992.




                                       33




John S. Whiteside           60       Director of the Company since October, 1996, Vice
                                     Chairman of the Company Board since April, 1998, and
                                     Director of the Bank since January, 1978; President and
                                     CEO of the Bank since January, 1978 and the Company
                                     since its formation in October, 1996.

Kevin P. Huffman            38       Director of the Company since March, 1998 and a
                                     Director of the Bank since March, 1998; Executive Vice
                                     President of the Company and the Bank since March,
                                     1998.  He had served as Senior Vice President of the
                                     Bank since June, 1994 and of the Company since its
                                     formation in October, 1996.


Bernard G. Malinowski       60       Senior Vice President/CFO of the Company since
                                     October, 1996 and the Bank since March, 1993.  He
                                     had served as Executive Vice President/CFO of the Bank
                                     from February, 1976 to March, 1993.


Edwin B. McKee              48       Senior Vice President of the Company and the Bank
                                     since March, 1998.  He has served as Vice President of
                                     the Company since its formation in October, 1996 and
                                     the Bank since March, 1986.

Dennis W. Miller            33       Senior Vice President of the Company and the Bank
                                     since March, 1998.  He has served as Vice President of
                                     the Company since its formation in October, 1996 and
                                     the Bank since May, 1993.



Committees of the Board of Directors

         All of the members on the Company's Board of Directors also serve on the Board of Directors of the Bank. The Company's Board of Directors and the Bank's Board of Directors each met 14 times during 1997. The Company and the Bank have four committees. The Chairman and Vice Chairman of the Company's Board of Directors are ex-officio members on all committees.

         The Executive Committee met 11 times in 1997. The function of the Executive Committee is to direct and transact any business which may properly come before the Board of Directors, except for such business that the Board of Directors only, by law, is authorized to perform. Members of the Executive Committee are W. William Cookson, Chairman, John F. Feezer, III, Vice Chairman, John S. Whiteside, and two additional directors rotating on a quarterly basis.


         The Audit Committee met 3 times in 1997. The Bank's Audit Committee reviews the audit policy and program, recommending any policy changes to the Board of Directors, and recommends the independent certified public accountant to the Board of Directors. The committee meets with the internal and external auditors, reports to the Board of Directors on the findings and oversees the internal control structure of the Bank. Members of the Audit Committee are W. William Cookson, Chairman, Eugene W. Iager, Sr., Fred T. Lewis, and Richard H. Pettingill.

         The Strategic Planning Committee met 1 time in 1997. The Strategic Planning Committee meets with management to review the annual operating plans developed by management, and to formulate, along with management, long-term strategies and business plans designed to enhance stockholder value. Members of the Strategic Planning Committee are John F. Feezer, III, Chairman, W. William Cookson, Ronald L. Eyre, Howard E. Harrison, III, Kevin P. Huffman, Eugene W. Iager, Sr., and John S. Whiteside.

         The Nominating Committee met 1 time in 1997. The Nominating Committee recommends candidates to serve as Directors of the Company and the Bank. The members of the Nominating Committee are Ronald L. Eyre, Eugene W. Iager, Sr., and John S. Whiteside.


         The Bank also has four subcommittees: the Branching Subcommittee (which met 4 times in 1997); the Compensation Subcommittee (which met 1 time in 1997); the Global Matters Subcommittee (which met 1 time in 1997); and the AdHoc Building Subcommittee (which did not meet in 1997).

         No Director during the last full fiscal year attended fewer than 75% of the aggregate of (1) the total number of meetings of the Board of Directors (held during the period for which that person has been Director) and (2) the total number of meetings held by all committees of the Board on which that person served (during the period served).

Director Compensation

           No fees are paid for service on the Company's Board of Directors. The Chairman of the Board of the Company receives $685 for each Bank Board of Directors meeting. The Chairman of the Board of the Bank receives $1,185 for each Bank Board of Directors meeting. All other Directors receive $485 for each Bank Board of Directors meeting. Directors receive a fee of $150 for each committee meeting attended. Directors may elect to receive compensation for their services to the Company and the Bank in stock or cash. During 1997, Directors purchased 163 shares, at an average price of $33.45 per share, as restated to give retroactive effect to stock dividends declared as of December 31, 1997.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth the annual compensation for each of the three preceding fiscal years paid to or accrued for the Company's most highly compensated executive officers whose cash compensation exceeds $100,000.

                                            SUMMARY COMPENSATION TABLE


     Name and Principal           Fiscal                       Annual Compensation
          Position                 Year
                                            ----------------------------------------------------------
                                                                                    Other Annual
                                                  Salary           Bonus*           Compensation
------------------------------------------------------------------------------------------------------

John S. Whiteside                  1997              $140,823      $61,480                    $3,072
President/CEO

                                   1996               137,120             ---                  3,821

                                   1995               133,120           4,228                  4,516



Kevin P. Huffman                   1997                70,952          41,480                    ---
Executive Vice President/
COO                                1996                75,952             ---                    ---

                                   1995                65,803             ---                    ---


*Part of the 1997 Bonus was paid as a result of a Senior Management Bonus Program, which ties payments to senior management to a level of net income above Company projections. The bonuses under the program accrued in 1997 and were paid in 1998.

Defined Benefit Plan and Contributory Thrift Plan

         The Bank has a defined benefit pension plan covering substantially all of the employees. Benefits are based on years of service and the employee's highest average rate of earnings for the five consecutive years during the last ten years before retirement. The Bank makes contributions to the plan in amounts sufficient to satisfy minimum funding standards determined using the frozen entry age actuarial method. Assets of the plan are held in trust and invested in listed stocks and bonds. The Bank also has a contributory thrift plan qualifying under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees who are at least 21 years old with 1 year of service are eligible for participation in the plan.

Employment Contract

         On June 11, 1987, John S. Whiteside, President and CEO, entered into an employment contract ("Agreement") with the Bank that becomes effective on the date on which a "Change in Control," as defined in the Agreement, of the Bank occurs. Under the Agreement, Mr. Whiteside will remain as President of the Bank for a term of either five years from the effective date of the Agreement or the date of his sixty-fifth birthday, whichever occurs first.

During the term of the Agreement, Mr. Whiteside will receive an annual salary that is at least equal to the annual salary he received immediately prior to the effective date of the Agreement. The Agreement further provides that if the Bank thereafter terminates Mr. Whiteside for any reason other than for cause or because of death, disability, physical or mental incapacity, or if Mr. Whiteside resigns due to a breach by the Bank of the Agreement, he will, for the remainder of the contract period, receive his benefits and be paid, on a monthly basis, his then-current salary, including estimated bonuses or other incentives to which he would have been entitled had no termination or resignation occurred ("Termination Payments"). In addition, Mr. Whiteside may resign and receive Termination Payments if he reasonably believes that the Change in Control, coupled with a material change in circumstances, significantly affects his capacity to perform his duties as President of the Bank. The Agreement further provides that, in the event of his termination or resignation, Mr. Whiteside may, within ninety days after his resignation, elect to be paid a lump sum severance allowance ("Severance Allowance") in lieu of Termination Payments. This Severance Allowance includes two years' salary, including a pro rata share of the estimated amount of any bonus that would have been payable, the value of benefits for two years, and the reasonable, two-year value of any stock option plan in which Mr. Whiteside was participating.

Stock Option Plans

         General. The Company administers three stock plans, which include the Company Incentive Stock Option Plan (the "Incentive Plan"), Director's Stock Option Plan (the "Director's Plan"), and the Employee Stock Purchase Plan (the "Employee Plan"). The plans were approved by the Company's Board of Directors on February 25, 1998, and by its stockholders on April 21, 1998, and will continue in effect for no more than 10 years.

         Up to 50,000 Shares are reserved for issuance under the three plans. The number of Shares reserved for the grant of options and the number of Shares that are subject to outstanding options under the plans are subject to adjustment in the event of a merger, consolidation, reorganization, recapitalization, reclassification of stock, stock dividend, split-up, or other change in the corporate structure or capitalization of the Company affecting the Shares.

         Incentive Plan. The Incentive Plan is administered by the Company's President. Options granted under the Incentive Plan are incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code of 1986 (the "Code"), as amended. The purchase price of the Shares under each option granted pursuant to the Incentive Plan cannot be less than 100% of the fair market value of the stock on the date the option is granted.


          The total number of Shares that may be issued under the Incentive Plan cannot exceed 18,450 Shares. An option to purchase 1,950 Shares will be granted to the President during each year of the first 3 years of the Incentive Plan. Options to purchase the remaining 12,600 Shares may be granted only to other officers or key employees and must, if granted, be granted during the first 3 years of the Incentive Plan. The Incentive Plan requires the President to consider the accomplishments of individuals as his primary guide in apportioning the number of shares underlying options to be granted to other officers and key employees, and permits the President to take into consideration the position held by the officer or key employee, his or her compensation, and other factors which the President deems to be pertinent. An option may not be exercised unless the optionee remains employed with the Company for 36 months from the date the option was granted, except in certain circumstances upon the death or retirement of the optionee. Options granted under the Incentive Plan expire on the 10th anniversary of the date the option was granted.

         Director's Plan. The Director's Plan is administered by the President of the Company, and options granted under the plan may be granted only to Directors of the Company. Options granted to Directors under the Director's Plan are "non-qualified" options under the Code. The purchase price of the Shares under each option granted may not be less than 100% of the fair market value of the stock on the date the option is granted.


          The total number of Shares that may be issued under the Director's Plan cannot exceed 21,000 Shares. The Director's Plan provides that Directors will receive equal treatment with respect to options. Options to purchase 7,000 Shares will be granted each year during the first 3 years of the Director's Plan, and may be exercised at any time. In April, 1998, seven outside directors who serve on the Company and Bank Board of Directors each received options to purchase 1,000 Shares.


         Unless otherwise specified by the President in the option agreement, each option granted under the Director's Plan will expire on the 10th anniversary of the date the option was granted. In the event of termination as a Director for any cause, other than death or mandatory retirement because of age, each option granted to the optionee terminates immediately prior to termination. Each option granted an optionee terminates 12 months from the date of the optionee's death, provided the optionee at the time of his death was a Director of the Company.

         Employee Plan. The Employee Plan is administered by the President, Chief Operating Officer, and Chief Financial Officer of the Company. Options granted under the Employee Plan are "qualified" options within the meaning of
Section 423 of the Code. The purchase price of the Shares under each option granted pursuant to the Employee Plan will be 85% of the fair market value of the stock on the date the option is granted.


          The total number of Shares that may be issued under the Employee Plan may not exceed 20,550 Shares, and the options, if granted, must be granted during the first 3 years of the Employee Plan. Options to purchase Shares will be granted to each Employee at the rate of one share per $1,000 of the employee's total compensation. The Company anticipates that employees will be granted options on a nondiscriminatory basis during each of the next three years, although the number of Shares underlying options will be subject to the employee turnover rate, the level of total employee compensation, and other unknown variables. An option may not be exercised unless the optionee is employed for 12 months from the date the option was granted and the optionee is an employee of the Company at the time of exercise, except under certain circumstances upon the death or retirement of the optionee.


         Each option granted under the Employee Plan expires 27 months from the date the option was granted. In the event of termination of employment of the optionee for any cause, other than death, disability resulting in coverage under the long-term disability plan of the Company, or retirement of the optionee, whether by reason of resignation or discharge, an option granted the optionee terminates immediately prior to termination. Each option granted an optionee terminates 12 months from the date of the optionee's death, provided the optionee at the time of his death was an employee of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the past year, the Bank, as the Company's subsidiary, has had banking transactions in the ordinary course of its business with its directors and officers and with their associates on substantially the same terms, including interest rates, collateral, and repayment terms on loans, as those prevailing at the same time for comparable transactions with others. The extensions of credit by the Bank to these persons have not and do not currently involve more than the normal risk of collectability or present other unfavorable features. As of June 30, 1998, the aggregate principal amount of indebtedness to the Bank owed by directors and executive officers of the Company is approximately $4,497,000.


ITEM 8.  DESCRIPTION OF SECURITIES

         The Company was formed to effect a share exchange (the "Share Exchange") with the Bank, with its common stock. The Share Exchange was effective as of September 30, 1996. As a result of the Share Exchange, Shares were issued in exchange for each share of Bank common stock then outstanding. The common stock issued by the Company in the Share Exchange was exempt from registration pursuant to Section 3(a)(12) of the Securities Act of 1933, as amended.

Shares of Common Stock

         The Company has 50,000,000 Shares of common stock authorized, par value $0.01 per share. At June 30, 1998, the Company had 418 stockholders and 676,370 Shares were issued and outstanding. The outstanding Shares are fully paid and nonassessable. In the event of voluntary or any involuntary liquidation, dissolution, or winding-up of the affairs of the Company, the assets of the Company available for distribution to its stockholders shall be distributed pro rata to the holders of the Shares.

Voting Rights

         Each of the Shares is entitled to one vote per share owned by the stockholder. Holders of the Shares generally have voting rights in mergers. In a merger in which the Company is the survivor, no stockholder vote is required if, in connection with the merger, the Company does not issue shares of stock of a class amounting to more than 20% of the number of shares of such class then outstanding and if the merger does not reclassify or change the outstanding stock of the Company or otherwise amend its charter. Holders of the Shares have appraisal rights only in mergers where the Company is not the surviving corporation or in certain cases where their contract rights are changed, the number of shares to be issued in the merger equals or exceeds 20% of the shares outstanding prior to the merger, or Shares are converted into something other than stock of the surviving corporation.

         With certain exceptions, the Maryland General Corporation Law provides holders of Shares a right to demand and receive payment of the fair value of the stockholder's Shares from a successor corporation under certain circumstances. These circumstances include the Company's consolidation or merger with another corporation, the acquisition of the stockholder's Shares in a share exchange, the transfer of the Company's assets in a manner requiring special corporate action, or the amendment of the charter in a way which alters the stockholder's contract rights, unless otherwise authorized in the charter.

         The Company's Articles of Incorporation (its charter) does not grant preemptive rights to stockholders. As a result, a stockholder's percentage ownership of Company Shares may be reduced if and when new shares of that class are issued.

Options

         As of June 30, 1998, the Company has granted options to seven of its directors for the purchase of 7,000 Shares pursuant to the Director Plan, at an exercise price of $38.00. The options must be exercised within 10 years. No options have been issued under the Incentive Plan, which reserves 18,450 Shares. No rights have been granted to Company and subsidiary employees under the Employee Plan, which reserves 20,550 Shares. The number of Shares that may be purchased upon the exercise of options or pursuant to the Employee Plan will be adjusted equitably to prevent the substantial dissolution or enlargement of rights granted to, or available for, participants in the Plan. The exercise of any options or rights will result in a dilution of the percentage of the Shares of the Company's Shares owned by the Company's stockholders.

Dividend Reinvestment

         The Company has a Dividend Reinvestment Plan that permits stockholders to choose whether to receive their entire dividend in stock or cash. Stockholders who elect to receive their dividends in stock receive the number of Shares equal to the amount of the dividend, divided by the value of the market value of the Shares based on the price at which the Company's Shares were last traded in bona fide sales in the previous year. A stockholder's election not to participate in the plan results in a dilution of the percentage of Shares held by the nonparticipating stockholder.

Dividend Rights

         Stockholders of Shares are entitled to dividends when, as, and if declared by the Board of Directors of the Company, subject to the restrictions imposed by the Maryland General Corporation Law, the Maryland Financial Institutions Article, and FRB regulations. Dividends may not be paid if the Company is insolvent or if the dividend would cause the Company to become insolvent. However, unless the Company expands its activities, its only source of income will be through the Bank subsidiary. Therefore, dividend restrictions applicable to Maryland state-chartered banks impact the Company's ability to pay dividends.

         A board of directors of a Maryland state-chartered bank may declare a cash dividend only from its undivided profits, or with the prior approval of the Maryland Commissioner of Financial

Regulation, from the bank's surplus in excess of 100% of its required capital stock. To declare a stock dividend, the bank's surplus, after the increase in capital stock, must be equal to at least 20% of the outstanding capital stock as increased. It is the policy of the Bank's Board of Directors to have at least an equal amount of surplus as in capital stock. Additional federal banking law restrictions are described under the caption, "Description of Business--Supervision and Regulation--Limits on Dividends and Other Payments."

Voting Requirements

         Generally, the affirmative vote of the holders of a majority of the Shares of common stock entitled to vote is required to approve any action for which stockholder approval is required. A sale or transfer of substantially all of the Company's assets, merger, consolidation, reorganization, or similar extraordinary corporate action, including charter amendments, requires the affirmative vote of two-thirds of the Shares entitled to vote thereon.

Anti-Takeover Measures

         General. The Company's charter and Bylaws contain provisions designed to enhance the ability of the Board of Directors to address attempts to acquire control for the Company. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price.

         The following briefly summarizes protective provisions contained in the charter and Bylaws. This summary is general and is not intended to be a complete description of all the features and consequences of these provisions, and is qualified in its entirety by reference to the charter and Bylaws.

         Staggered Board Terms. The Board of Directors of the Company currently is comprised of 10 members, divided into three classes, each serving for a three year term so that the term of office of one class of directors shall expire in each year. Initially, however, the Class I Directors will serve for a one year term, Class II Directors will serve for a two year term, and the Class III Directors will serve for a three year term. The exact number of Directors will be fixed from time to time by the Board of Directors of the Company pursuant to a resolution adopted by a majority of the entire Board of Directors. The Bylaws of the Company, however, limits the total number of Directors to 30. The inability to change the composition of the Board of Directors immediately even if such change and composition were determined by the stockholders to be beneficial to them may tend to discourage a tender offer or takeover bid for the Company's Shares.

         Director Residency Requirement. Directors shall have been residents for at least one year of a county (or a county contiguous to such county) in which the Company or any subsidiary maintains its principal office or principal banking office.

This provision ensures local management of the Company, and could discourage individuals who are not local residents from taking control of the Company.

         Factors for Consideration of Tender Offer or Change in Control. The charter provides further that, with respect to a tender offer or proposal of acquisition, merger, consolidation, or sale of assets, the Board of Directors must consider the effects of the action on the Company's employees, customers, suppliers, creditors or other constituencies, the effects of the action on the community in which the Company does business, and the long-term and short-term interests of the Company and its stockholders.

         Director Vacancies. The Bylaws provide that any directorships resulting from any increase in the number of directors and any vacancies on the Company's Board of Directors resulting from death, resignation, disqualification, or removal or other cause, may be filled by the Board of Directors, acting by a majority of the directors then in office, even though less than a quorum, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified. At each annual meeting of stockholders the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. In addition, any director may be removed from office with or without cause by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote on such matter, at any special meeting of stockholders duly called for such purpose.

         Notice for Director Nominations. Nominations for director positions of the Company must be made in writing by notice delivered to the Company's President not fewer than 150 days nor more than 180 days before the annual stockholder meeting in which the terms of directors expire.

Business Combinations

         Under the Maryland General Corporation Law, certain "business combinations" (including any merger or similar transaction subject to a statutory stockholder vote and additional transactions involving transfers of assets or securities in specific amounts) between a Maryland corporation and any person who, after the date on which the corporation has 100 or more beneficial owners of its stock, beneficially owns 10% or more of the voting power of the corporation's shares or any affiliate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation has 100 or more beneficial owners of its stock, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder"), or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder unless an exemption is available. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless the corporation's stockholders receive a minimum price (as described in the Maryland General Corporation Law) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. In order to amend the Company's charter to elect not to be subject to the foregoing requirements with respect to Interested Stockholders, an affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not Interested Stockholders is required under the Maryland General Corporation Law.

Control Shares Acquisitions

         The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

         A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an "acquiring person statement"), may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

         Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provide otherwise, if voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

Transfer Agent

         The Bank serves as the Company's transfer agent.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information


          There is no organized trading market for the Company's Shares. However, the Company is aware of 35,280 Shares traded in 1996; 67,680 Shares traded in 1997; and 48,520 Shares traded through June 30, 1998. In 1996 there were 39 days with trading activity, with an average of 905 Shares trading per day and 5,300 Shares trading in one day. In 1997 there were 25 days with trading activity, with an average of 2,707 Shares trading per day and 7,200 Shares trading in one day. Through June 30, 1998 there were 19 days with trading activity, with an average of 2,554 Shares trading per day and 22,320 Shares trading in one day. The number of Shares traded has not been adjusted to reflect a 20% stock dividend declared on November 18, 1997, and distributed April 1, 1998. The high and low prices reported to the Company, or the Bank, as the Company's transfer agent (which may or may not include all prices) for each quarterly period during the past two years for each Share of $.01 par value common stock of the Company are as follows:


-------------------------------------------------------------------------------------------------------------------


                                        July 1, 1997 through June 30, 1998
-------------------------------------------------------------------------------------------------------------------


        9/30/97                       12/31/97                        3/31/98                        6/30/98
      High    Low                    High    Low                    High    Low                    High    Low
      -----------                    -----------                    -----------                    -----------
    $42.00   $38.00                $43.00   $38.50                $43.00   $38.50                $43.00   $36.25
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------


                                        July 1, 1996 through June 30, 1997
-------------------------------------------------------------------------------------------------------------------


        9/30/96                       12/31/96                        3/31/97                        6/30/97
      High    Low                    High    Low                    High    Low                    High    Low
      -----------                    -----------                    -----------                    -----------
    $42.00   $37.00                $41.50   $38.00                $42.75   $39.25                $42.50  $39.00
-------------------------------------------------------------------------------------------------------------------



         Because the activity in the Company's common stock has been limited, the prices in the table may not reflect the actual value or the trading price that would be determined in a liquid market.


Holders

         As of June 30, 1998 there were 418 holders of record of the Bank's Shares.

Dividends

         On November 18, 1997, the Company declared a 20% stock dividend, that was distributed April 1, 1998. In addition, the Company declared and paid the following cash dividends in the following quarters of the past two years:

Quarter Ended               Dividend Per              Restated to Give Effect
                            Share                     to 20% Stock Dividend
--------------------------------------------------------------------------------


12/31/96                    $.80                      $.67

6/30/97                     $.50                      $.42

12/31/97                    $.80                      $.67

3/31/98                     $.25                      $.25

6/30/98                     $.25                      $.25


         There are no contractual restrictions that currently limit the Company's ability to pay such dividends or that the Company reasonably believes are likely to limit materially the future payment of dividends on the Company's Shares.

         As a depository institution whose deposits are insured by the FDIC, the Bank may not pay dividends or distribute any of its capital assets to its parent company while it remains in default on any assessment due the FDIC. The Bank currently is not in default of any of its obligations to the FDIC. In addition, FDIC regulations also impose certain minimum capital requirements which affect the amount of cash available for the payment of dividends by a regulated banking institution such as the Bank. As a commercial bank under the Maryland Financial Institutions Article, the Bank may declare cash dividends from undivided profits or, with the prior approval of the Commissioner, out of surplus in excess of 100% of its required capital stock, and (in either case) after providing for due or accrued expenses, losses, interest and taxes.

         Distributions paid by the Company to stockholders will be taxable to the stockholders as dividends, to the extent of the Company's accumulated or current earnings and profits. There can be no assurance that the Company will declare or pay cash dividends at any particular time.

         The Company has a Dividend Reinvestment Plan which permits stockholders to choose whether to receive their entire dividend in stock or cash. Stockholders who elect to receive their dividends in stock receive the number of Shares equal to the amount of the dividend, divided by the value of the market value of the Shares based on the price at which the Company's Shares were last traded in bona fide sales in the previous year.


ITEM 2.  LEGAL PROCEEDINGS

         There are no material pending legal proceedings other than ordinary routine litigation incidental to the business to which the Bank or its subsidiaries is a party or of which any of their properties is subject. There are also no material proceedings to which any director, officer or affiliate of the Bank, any person holding beneficially in excess of 5% of the Bank's Shares, or any associate of any such director, officer, or securing holder is a party, or has a material interest adverse to the Bank or its subsidiaries.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The Company was formed for the purpose of becoming the Bank's holding company. Pursuant to the Plan of Reorganization and Share Exchange, dated September 17, 1996, by and between the Company and the Bank, the stockholders of the Bank exchanged their shares for Company Shares. The Company's Shares issued pursuant to the plan were not registered under the 1933 Act, in reliance upon an exemption from registration provided by Section 3(a)(12) of the Securities Act of 1933, as amended (the "Securities Act").

         Directors may elect to receive compensation for their services to the Company and the Bank in Shares or cash. During 1997 and 1996, Directors purchased 163 Shares and 272 Shares respectively, at average prices of $33.45 and $32.95 per Share, as restated to give retroactive effect to stock dividends declared as of December 31, 1997. Currently, no Director is electing to receive compensation in stock. The sale of the Shares was exempt from registration under the Securities Act, pursuant to Section 4(2) thereof, as a transaction not involving a public offering.

         Options to purchase up to 1,000 Shares to each of seven outside directors have been granted pursuant to the Company Director's Stock Option Plan, at an exercise price of $38.00. To date, there have been no exercise of the options. Options to purchase shares under the Company Incentive Stock Option Plan and Employee Stock Purchase Plan have not yet been granted. The Company believes that the grant of options and the exercise pursuant to the terms of the plans was exempt from registration under Section 4(2) of the Securities Act, and Rule 701 promulgated under the Securities Act.

         The above does not include unregistered issuances of the Company's common stock that did not involve a sale, consisting of issuances of Shares under the Company's Dividend Reinvestment Plan and a stock dividend declared in 1998.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Maryland law, a corporation may indemnify a director or officer against liability, including reasonable expenses, incurred in a proceeding because the person was a director or officer of a corporation if the person conducted himself in good faith and reasonably believed, in the case of conduct in an official capacity with the corporation, that his conduct was in the corporation's best interests, and, in all other cases, the person had no reasonable cause to believe that his conduct was at least not opposed to the corporation's best interests; and in the case of criminal proceedings, the corporation may not indemnify a director or officer in connection with a proceeding in which the person was adjudged liable to the corporation or derived an improper personal benefit.

         To the maximum extent permitted by Maryland law in effect from time to time, the Company's bylaws provide that the Company must indemnify, and without requiring a preliminary determination as to the ultimate entitlement of the individual to be indemnified, must pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director, officer, employee or agent of the Company or (ii) any individual who serves or has served another corporation, partnership, joint venture, trust, employee benefit plan (at the request of the Company). The Company has the power to purchase and maintain insurance on behalf of any person for whom indemnification is permitted as stated above, against any liability asserted against him or her in such capacity arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability. The indemnification provision stated in the Company's Bylaws are not deemed exclusive of any other rights to which any person may be otherwise entitled, and the provisions of the Company's charter and Bylaws do not prohibit the Company from extending its indemnification to cover other persons and activities to the extent permitted by law.

         In addition, the Company's charter provides that no director or officer of the Company is liable to the Company or to its stockholders for money damages except (i) to the extent that it is proved that such director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to such director or officer is entered in a proceeding based on a finding in the proceeding that such director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.


                                    PART F-S

 FINANCIAL STATEMENTS

         Reference is made to the Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 1998 and 1997, commencing on page F-1 of this Form 10-SB, and the Report on Audit of Consolidated Financial Statements for the Year Ended December 31, 1997, and the notes thereto, commencing on page F-8 of this Form 10-SB, which financial statements, report, and notes and data are incorporated by reference. Because the Company was organized in 1996 to become the Bank's holding company, and because the Company acquired the Bank on September 30, 1996, financial information for periods before that date is of the Bank only.

Page

F-1 Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 1998 and 1997

F-2                    Financial Highlights (unaudited)

F-3                    Consolidated Statements of Income (unaudited)

F-4                    Consolidated Balance Sheets (unaudited)

F-5                    Consolidated   Statements of  Cash Flows (unaudited)

F-7                    Notes to Interim Financial Statements

F-8 Report on Audit of Consolidated Financial Statements for the Year Ended December 31, 1997

F-9                    Report of Independent Auditors

F-10                   Consolidated Balance Sheets

F-11                   Consolidated Statements of Income

F-12                   Consolidated  Statements  of  Changes  in  Stockholders'
                       Equity

F-13                   Consolidated Statements of Cash Flows

F-15                   Notes to Financial Statements


                                    PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit
Number

3.1               Company Articles of Amendment
3.2               Company Articles of Incorporation
3.3               Company Amended and Restated Bylaws
10.1              Employment  Agreement  by and  between  the  Bank  and John S.
                  Whiteside
10.2              Company Incentive Stock Option Plan

10.3              Company Director Stock Option Plan
10.4              Company Employee Stock Purchase Plan
21.1              Subsidiaries of the Company
23.1              Consent from Rowles & Company LLP
27                Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           PATAPSCO VALLEY BANCSHARES, INC.


Dated: November 23, 1998                    By:  /s/ John S. Whiteside
                                                 ----------------------------
                                                 John S. Whiteside, President

F5454b.600 R:5

                        PATAPSCO VALLEY BANCSHARES, INC.

                                    UNAUDITED
                        CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 1998 AND 1997

                        Patapsco Valley Bancshares, Inc.
                              Financial Highlights


                                               June 30,               Increase             December 31,             Increase
                                        1998              1997       (decrease)       1997              1996       (decrease)
                                    -------------    -------------   ----------   -------------    -------------   ----------

At mid-year or year end
     Assets                         $ 150,478,811    $ 129,926,125     15.82%     $ 140,229,147    $ 133,899,764      4.73%
     Deposits                         123,187,411      109,889,501     12.10%       119,495,004      114,587,515      4.28%
     Loans, net                       119,777,855       93,358,005     28.30%       102,336,413       83,841,354     22.06%
     Stockholders' equity              16,556,342       15,635,857      5.89%        15,893,859       14,697,769      8.14%

Average balances
     Assets                         $ 146,288,504    $ 129,132,106     13.29%     $ 132,260,038    $ 128,882,018      2.62%
     Deposits                         120,715,797      109,213,702     10.53%       111,826,069      110,622,714      1.09%
     Loans, net                       114,657,888       87,458,920     31.10%        91,907,505       78,760,184     16.69%
     Stockholders' equity              16,303,018       15,574,976      4.67%        15,819,273       14,217,070     11.27%

For the half-year or year
     Net interest income            $   3,990,872    $   3,752,849      6.34%     $   7,592,050    $   6,608,922     14.88%
     Non-interest income                1,534,405          427,493    258.93%         1,002,288          751,603     33.35%
     Net income                           741,682        1,027,750    -27.83%         1,547,610        1,502,330      3.01%
     Cash dividends declared              338,082          276,104     22.45%           720,391          626,305     15.02%

Per share data
     Net income                     $        1.10    $        1.55    -29.03%     $        2.33    $        2.31      0.87%
     Cash dividends declared                 0.50             0.42     19.05%              1.08             0.96     12.50%
     Book value                             24.55            23.59      4.05%             23.81            22.36      6.48%


Ratios (annualized)
     Return on average assets               1.01%            1.59%    -36.30%             1.17%            1.17%      0.38%
     Return on average equity               9.10%           13.20%    -31.06%             9.78%           10.57%     -7.42%
     Dividend payout ratio                 45.45%           27.10%     67.75%            46.35%           41.56%     11.53%
     Average equity to assets              11.14%           12.06%     -7.60%            11.96%           11.03%      8.43%

                        Patapsco Valley Bancshares, Inc.
                                and Subsidiaries

                        Consolidated Statements of Income


                                                                                Unaudited
                                                                          Six Months Ended June 30,
                                                                            1998            1997


Interest and dividend revenue
     Loans, including fees                                               $ 5,190,077    $ 4,262,140
     U.S. Treasury securities                                                247,447        466,023
     U.S. Government agency securities                                        71,294        121,409
     State and municipal securities                                           24,743         29,338
     Federal funds sold                                                      202,203        275,238
     Other investments                                                        30,173         24,396
                                                                         -----------    -----------
           Total interest and dividend revenue                             5,765,937      5,178,544
                                                                         -----------    -----------

Interest expense
     Deposits                                                              1,609,490      1,353,592
     Other                                                                   165,575         72,103
           Total interest expense                                          1,775,065      1,425,695
                                                                         -----------    -----------

           Net interest income                                             3,990,872      3,752,849

Provision for credit losses                                                     -              -
                                                                         -----------    -----------
           Net interest income after provision for credit losses           3,990,872      3,752,849
                                                                         -----------    -----------

Other operating revenue
     Service charges on deposit accounts                                     393,647        297,484
     Mortgage banking fees and gains                                       1,012,866           -
     Other fees and commissions                                              127,892        130,009
                                                                         -----------    -----------
           Total other operating revenue                                   1,534,405        427,493
                                                                         -----------    -----------

Other expenses
     Salaries                                                              2,084,767      1,101,528
     Employee benefits                                                       468,596        258,689
     Occupancy                                                               430,229        232,915
     Furniture and equipment                                                 372,504        227,138
     Other                                                                 1,006,805        751,689
                                                                         -----------    -----------
           Total other expenses                                            4,362,901      2,571,959

Income before income taxes                                                 1,162,376      1,608,383

Income taxes                                                                 420,694        580,633
                                                                         -----------    -----------

Net income                                                                   741,682      1,027,750
Change in unrealized gain (loss) on securities
   available for sale, net of tax                                            (13,021)         2,722
                                                                         -----------    -----------
Comprehensive income                                                     $   728,661    $ 1,030,472
                                                                         ===========    ===========

Basic and diluted net income per share                                   $      1.10    $      1.55
                                                                         ===========    ===========


                 The accompanying notes are an integral part of
                          these financial statements.

                        Patapsco Valley Bancshares, Inc.
                                and Subsidiaires

                           Consolidated Balance Sheets



                                                                        Unaudited
                                                                         June 30,
                                                                   1998             1997
                                                              -------------     -------------

Assets
Cash and due from banks                                       $   5,966,969     $  6,841,793
Federal funds sold                                                5,486,000        6,891,000
                                                              -------------     ------------
           Total cash and cash equivalents                       11,452,969       13,732,793
Securities available for sale                                    13,944,540       19,318,259
Loans held for sale                                              22,356,699              -
Loans, less allowance for credit losses                          97,421,156       93,358,005
Premises and equipment                                            3,246,690        1,735,306
Foreclosed real estate                                               23,581          194,000
Deferred income taxes                                               293,615          280,897
Accrued interest receivable                                         712,824          767,679
Prepaid income taxes                                                162,501              -
Intangibles                                                         371,252          208,054
Other assets                                                        492,984          331,132
                                                              -------------     ------------

                                                              $ 150,478,811     $129,926,125
                                                              =============     ============


Liabilities and Stockholders' Equity
Deposits
     Noninterest-bearing                                      $  34,812,998     $ 30,566,752
     Interest-bearing                                            88,374,413       79,322,749
                                                              -------------     ------------
           Total deposits                                       123,187,411      109,889,501
Short-term borrowings                                             9,015,355        2,972,950
Dividend payable                                                    168,601          276,104
Accrued interest payable                                            456,555          339,946
Other liabilities                                                 1,094,547          811,767
                                                              -------------     ------------
                                                                133,922,469      114,290,268
                                                              -------------     ------------

Stockholders' equity
     Common stock, par value $0.01 per share                          6,744            5,523
     Surplus                                                     11,579,823       11,183,730
     Retained earnings                                            4,950,205        4,472,152
     Accumulated other comprehensive income                          19,570          (25,548)
                                                              -------------     ------------
                                                                 16,556,342       15,635,857
                                                              -------------     ------------

                                                              $ 150,478,811     $129,926,125
                                                              =============     ============


                 The accompanying notes are an integral part of
                          these financial statements.

                        Patapsco Valley Bancshares, Inc.
                                and Subsidiaries

                      Consolidated Statements of Cash Flows


                                                                             Unaudited
                                                                        Six Months Ended June 30,
                                                                          1998            1997


Cash flows from operating activities
     Interest received                                            $    5,699,060    $   5,102,979
     Fees and commissions received                                       521,539          427,493
     Proceeds from sales of loans held for sale                       75,440,705            -
     Originations of loans held for sale                             (91,243,953)           -
     Interest paid                                                    (1,867,015)      (1,444,167)
     Cash paid to suppliers and employees                             (3,888,712)      (2,164,913)
     Income taxes paid                                                  (175,451)        (574,271)
                                                                  --------------    -------------
                                                                     (15,513,827)       1,347,121
                                                                  --------------    -------------

Cash flows from investing activities
     Proceeds from maturity of securities
       available for sale                                             14,259,894       19,203,243
     Purchases of securities available for sale                      (13,065,662)      (9,960,141)
     Loans made, net of principal collected                             (564,025)      (9,535,946)
     Payments of organization costs                                          196           -
     Proceeds from sales of other real estate                             -                -
     Purchases of premises, equipment, and software                   (1,434,723)        (679,049)
                                                                  --------------    -------------

                                                                       (804,320)         (971,893)
                                                                  --------------    -------------

Cash flows from financing activities
     Net increase (decrease) in time deposits                         (4,622,711)      (3,155,280)
     Net increase (decrease) in other deposits                         8,315,118       (1,542,734)
     Net increase (decrease) in other borrowed funds                   6,154,031         (263,622)
     Dividends paid                                                     (613,768)        (436,251)
     Dividends reinvested                                                271,904          178,261
     Stock options exercised                                              -                 5,459
                                                                  --------------    -------------

                                                                       9,504,574       (5,214,167)
                                                                  --------------    -------------

Net increase (decrease) in cash and cash equivalents                  (6,813,573)      (4,838,939)

Cash and equivalents at beginning of year                             18,266,542       18,571,732
                                                                  --------------    -------------

Cash and equivalents at end of year                               $   11,452,969    $  13,732,793
                                                                  ==============    =============



                 The accompanying notes are an integral part of
                           these financial statements

                        Patapsco Valley Bancshares, Inc.
                                and Subsidiaries

                      Consolidated Statements of Cash flows
                                   (Continued)


                                                                                Unaudited
                                                                         Six Months Ended June 30,
                                                                            1998            1997

Reconciliation of net income to net
  cash provided by operating activities
     Net income                                                             $741,682     $1,027,750

Adjustments to reconcile net income to net
  cash provided by operating activities
     Depreciation, amortization and losses                                   331,411        215,834
     Provision for credit loses                                                -              -
     Loss on foreclosed real estate                                            -              -
     Deferred income taxes                                                    (1,208)             2
     Amortization of premiums and discounts, net                                 346           (783)
     Increase (decrease) in
       Deferred loan fees                                                    (61,303)        19,295
       Accrued interest payable                                              (91,950)       (18,472)
       Income taxes payable                                                  (87,811)       (50,380)
       Other liabilities                                                      196,190       278,908
     Decrease (increase) in
       Loans held for sale                                                (16,816,114)        -
       Accrued interest receivable                                             (5,920)      (94,077)
       Prepaid income taxes                                                   334,262        56,740
       Other assets                                                           (53,412)      (87,696)
                                                                         ------------   -----------

                                                                         $(15,513,827)   $1,347,121
                                                                         =============  ===========

                        Patapsco Valley Bancshares, Inc.
                                and Subsidiaries

                      Notes to Interim Financial Statements
                             June 30, 1998 and 1997


The accompanying unaudited consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and footnotes thereto for the year ended December 31, 1997 appearing on pages F-9 through F-30.

The interim financial statements reflect all adjustments, which are normal and recurring, and in the opinion of management, necessary for a fair presentation of the results for the periods presented. Operating results for the six months ended June 30, 1998 and 1997 are not necessarily indicative of the results that may be expected for the years ending December 31, 1998 and 1997.

                         PATAPSCO VALLEY BANCSHARES, INC

                               REPORT ON AUDIT OF
                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                DECEMBER 31, 1997

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Patapsco Valley Bancshares, Inc. and Subsidiaries
Ellicott City, Maryland

We have audited the accompanying consolidated balance sheets of Patapsco Valley Bancshares, Inc. and Subsidiaries as of December 31, 1997, 1996, and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patapsco Valley Bancshares, Inc. and Subsidiaries as of December 31, 1997, 1996, and 1995, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


The  Company  adopted  the  provisions  of  Statement  No. 130 of the  Financial
Accounting Standards Board,  Reporting  Comprehensive  Income,  during 1998. Its
                             --------------------------------
provisions      are      retroactively      applied      to     all      periods
included herein.


/s/ Rowles & Company LLP


Baltimore, Maryland
September 11, 1998

----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

December 31,                                                                       1997                 1996                1995
----------------------------------------------------------------------------------------------------------------------------------

ASSETS
----------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks....................................................  $  5,085,542         $  7,727,741        $  4,764,831
Federal funds sold.........................................................    13,181,000           10,843,991          10,030,000
                                                                             ------------         ------------        ------------
   Total cash and cash equivalents.........................................    18,266,542           18,571,732          14,794,831
Securities available for sale..............................................    15,160,333           28,556,145          27,361,334
Loans held for sale........................................................     5,540,585               -                   -
Loans, less allowance for credit losses of $1,615,008,
   $1,562,853, and $778,612................................................    96,795,828           83,841,354          77,669,107
Premises and equipment.....................................................     2,108,434            1,396,815           1,444,603
Foreclosed real estate.....................................................        23,581              194,000             616,053
Deferred income taxes......................................................       284,213              282,610             307,545
Accrued interest receivable................................................       706,904              673,602             739,273
Prepaid income taxes.......................................................       496,763               56,740             774,340
Intangibles................................................................       406,392               83,330              68,224
Other assets...............................................................       439,572              243,436             299,934
                                                                             ------------         ------------        ------------
                                                                             $140,229,147         $133,899,764        $124,075,244
                                                                             ============         ============        ============

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Deposits
   Noninterest-bearing.....................................................  $ 31,006,823         $ 30,871,980        $ 30,033,542
   Interest-bearing........................................................    88,488,181           83,715,535          77,954,897
                                                                             ------------         ------------        ------------
      Total deposits.......................................................   119,495,004          114,587,515         107,988,439
Securities sold under repurchase agreements................................     2,861,324            3,236,572           1,387,237
Dividend payable...........................................................       444,287              436,251             341,023
Accrued interest payable...................................................       548,505              358,418             366,256
Other liabilities..........................................................       986,168              583,239             568,350
                                                                             ------------         ------------        ------------
                                                                              124,335,288          119,201,995         110,651,305
                                                                             ------------         ------------        ------------
Stockholders' equity
   Common stock, par value $0.01 per share in 1997 and 1996,
     and $10.00 per share in 1995; authorized 50,000,000 shares in 1997 and 1996, and 1,000,000 shares in 1995; issued and outstanding 667,408 shares in 1997, 547,726 shares in 1996,
     and 536,326 shares in 1995............................................         6,674                5,477           5,363,260
   Surplus.................................................................    11,307,989           11,000,055           5,003,341
   Retained earnings.......................................................     4,546,605            3,720,507           3,102,160
   Accumulated other comprehensive income..................................        32,591              (28,270)            (44,822)
                                                                             ------------         ------------        ------------
                                                                               15,893,859           14,697,769          13,423,939
                                                                             ------------         ------------        ------------
                                                                             $140,229,147         $133,899,764        $124,075,244
                                                                             ============         ============        ============



                 The accompanying notes are an integral part of
                          these financial statements.



----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,                                                           1997               1996              1995
----------------------------------------------------------------------------------------------------------------------------------

INTEREST AND DIVIDEND REVENUE
----------------------------------------------------------------------------------------------------------------------------------
Loans, including fees............................................................. $8,855,753         $7,521,415        $7,528,500
U.S. Treasury securities..........................................................    735,626          1,148,698           523,549
U.S. Government agency securities.................................................    212,317            294,580           332,050
State and municipal securities....................................................     58,676             58,676            58,676
Federal funds sold................................................................    671,736            681,141           794,216
Other investments.................................................................     53,446             49,195            34,049
                                                                                   ----------         ----------        ----------
      Total interest and dividend revenue......................................... 10,587,554          9,753,705         9,271,040
                                                                                   ----------         ----------        ----------

INTEREST EXPENSE
----------------------------------------------------------------------------------------------------------------------------------
Deposits..........................................................................  2,852,320          3,029,782         2,658,601
Other.............................................................................    143,184            115,001            81,096
                                                                                   ----------         ----------        ----------
      Total interest expense......................................................  2,995,504          3,144,783         2,739,697
                                                                                   ----------         ----------        ----------
      Net interest income.........................................................  7,592,050          6,608,922         6,531,343
Provision for credit losses.......................................................      -                  -             1,710,000
                                                                                   ----------         ----------        ----------
      Net interest income after provision for credit losses.......................  7,592,050          6,608,922         4,821,343
                                                                                   ----------         ----------        ----------

OTHER OPERATING REVENUE
----------------------------------------------------------------------------------------------------------------------------------
Service charges on deposit accounts...............................................    668,785            519,848           539,603
Mortgage banking fees and gains...................................................     92,265              -                 -
Other fees and commissions........................................................    241,238            231,755           240,941
                                                                                   ----------         ----------        ----------
      Total other operating revenue...............................................  1,002,288            751,603           780,544
                                                                                   ----------         ----------        ----------


OTHER EXPENSES
----------------------------------------------------------------------------------------------------------------------------------
Salaries..........................................................................  2,700,796          2,157,309         2,021,447
Employee benefits.................................................................    529,013            536,597           446,802
Occupancy.........................................................................    525,165            481,825           448,765
Furniture and equipment...........................................................    533,513            372,494           260,448
Other.............................................................................  1,889,507          1,448,557         1,509,456
                                                                                   ----------         ----------        ----------
      Total other expenses........................................................  6,177,994          4,996,782         4,686,918
                                                                                   ----------         ----------        ----------
Income before income taxes........................................................  2,416,344          2,363,743           914,969
Income taxes......................................................................    868,734            861,413           304,957
                                                                                   ----------         ----------        ----------
Net income........................................................................  1,547,610          1,502,330           610,012
Change in unrealized gain (loss) on securities available for sale,
  net of tax......................................................................     60,861             16,552           177,980
                                                                                   ----------         ----------        ----------
Comprehensive income.............................................................. $1,608,471         $1,518,882        $  787,992
                                                                                   ==========         ==========        ==========



Basic and diluted net income per share............................................ $     2.33         $     2.31        $     0.95
                                                                                   ----------         ----------        ----------


                 The accompanying notes are an integral part of
                          these financial statements.

---------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                          Accumulated
                                                                                                             other
                                                                                             Retained     comprehensive
                                                     Shares      Par value      Surplus      earnings        income
                                                         Common stock
---------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994......................... 476,174    $4,761,742     $4,795,712    $3,494,070     $(222,802)
Comprehensive income...............................    -            -              -           610,012       177,980
Exercise of stock options..........................   2,178        21,780         35,220         -              -
Cash dividends, $.79 per share.....................    -            -              -          (510,421)         -
Dividends reinvested...............................   8,824        88,237        172,409         -              -
10% stock dividend                                   49,150       491,501          -          (491,501)         -
                                                    -------    ----------     ----------    ----------     ---------
Balance, December 31, 1995......................... 536,326     5,363,260      5,003,341     3,102,160       (44,822)
Exchange of $.01 par value shares for $10
   par value shares................................    -       (5,357,897)     5,357,897         -              -
Comprehensive income...............................    -            -              -         1,502,330        16,552
Exercise of stock options..........................   5,018            50        116,913         -              -
Cash dividends, $.96 per share.....................    -            -              -          (626,305)         -
Dividends reinvested...............................   6,382            64        264,226         -              -
Transfer to surplus................................    -            -            257,678      (257,678)         -
                                                    -------    ----------     ----------    ----------     ---------
Balance, December 31, 1996......................... 547,726         5,477     11,000,055     3,720,507       (28,270)
Comprehensive income...............................    -            -              -         1,547,610        60,861
Exercise of stock options..........................     136             1          5,458         -              -
Cash dividends, $1.08 per share....................    -            -              -          (720,391)         -
Dividends reinvested...............................   7,496            75        302,476         -              -
Stock split effected in the form of a 20%
   stock dividend.................................. 112,050         1,121          -            (1,121)         -
                                                    -------    ----------    -----------    ----------     ---------
Balance, December 31, 1997......................... 667,408        $6,674    $11,307,989    $4,546,605       $32,591
                                                    =======    ==========    ===========    ==========     =========


                 The accompanying notes are an integral part of
                          these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,                                                      1997                1996                  1995

---------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------------
Interest received......................................................  $10,586,933           $9,800,556            $9,184,699
Fees and commissions received..........................................      910,023              751,603               780,544
Proceeds from sales of loans held for sale.............................    1,865,446                -                     -
Originations of loans held for sale....................................   (7,313,766)               -                     -
Interest paid..........................................................   (2,805,417)          (3,152,621)           (2,540,258)
Cash paid to suppliers and employees...................................   (5,318,559)          (4,610,489)           (4,393,532)
Income taxes paid......................................................   (1,340,640)             (49,494)           (1,086,383)
                                                                         -----------           ----------            ----------
                                                                          (3,415,980)           2,739,555             1,945,070
                                                                         -----------           ----------            ----------

CASH FLOWS FROM INVESTING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------------
Proceeds from maturity of securities
   Available for sale..................................................   30,407,220           44,096,612            14,866,750
   Held to maturity....................................................        -                    -                   500,000
Purchases of securities available for sale.............................  (16,911,419)         (45,247,510)          (24,884,540)
Loans made, net of principal collected.................................  (12,987,991)          (6,364,373)           (5,057,929)
Payments of organization costs.........................................      (27,445)             (28,849)                -
Proceeds from sales of other real estate...............................      125,419              583,133               233,291
Purchases of premises, equipment, and software.........................  (1,622,890)             (300,254)             (372,566)
                                                                         -----------           ----------           -----------
                                                                         (1,017,106)           (7,261,241)          (14,714,994)
                                                                         -----------           ----------           -----------

CASH FLOWS FROM FINANCING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in time deposits...............................    6,467,431             (171,627)           12,243,542
Net increase (decrease) in other deposits..............................   (1,559,942)           6,770,703            (3,458,117)
Net increase (decrease) in other borrowed funds........................     (375,248)           1,849,335              (490,737)
Dividends paid.........................................................     (712,355)            (531,077)             (502,720)
Dividends reinvested...................................................      302,551              264,290               260,646
Stock options exercised................................................        5,459              116,963                57,000
                                                                         -----------           ----------           -----------
                                                                           4,127,896            8,298,587             8,109,614
                                                                         -----------           ----------           -----------
Net increase (decrease) in cash and cash equivalents...................     (305,190)           3,776,901            (4,660,310)
Cash and equivalents at beginning of year..............................   18,571,732           14,794,831            19,455,141
                                                                         -----------           ----------           -----------


Cash and equivalents at end of year....................................  $18,266,542          $18,571,732           $14,794,831
                                                                         ===========          ===========           ===========


RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
BY OPERATING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------------
Net income.............................................................   $1,547,610           $1,502,330              $610,012


ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES

------------------------------------------------------------------------------------------------------------------------------------
Depreciation, amortization and losses..................................     615,655               361,786               250,768
Provision for credit losses............................................           -                     -             1,710,000
Loss on foreclosed real estate.........................................      45,000                32,919                21,575
Deferred income taxes..................................................     (39,896)               14,520               116,062
Amortization of premiums and accretion of discounts, net...............        (836)              (16,946)              (17,837)
Increase (decrease) in
   Deferred loan fees..................................................      33,517                (1,874)                7,585
   Accrued interest payable............................................     190,087                (7,838)              199,439
   Income taxes payable................................................       8,012                79,799              (123,148)
   Other liabilities...................................................     394,917               (64,910)               73,462
   Loans held for sale.................................................  (5,540,585)                    -                     -
Decrease (increase) in
   Accrued interest receivable.........................................     (33,302)               65,671               (76,089)
   Prepaid income taxes................................................    (440,023)              717,600              (774,340)
   Other assets........................................................    (196,136)               56,498               (52,419)

                                                                        -----------            ----------            ----------
                                                                        $(3,415,980)           $2,739,555            $1,945,070
                                                                        ===========            ==========            ==========




   The accompanying notes are an integral part of these financial statements.

NOTE 1.    Summary of Significant Accounting Policies


THE ACCOUNTING AND REPORTING POLICIES REFLECTED IN THE FINANCIAL STATEMENTS CONFORM TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND TO GENERAL PRACTICES WITHIN THE BANKING INDUSTRY. MANAGEMENT MAKES ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS, LIABILITIES AND DISCLOSURES OF COMMITMENTS AND CONTINGENT LIABILITIES AT THE BALANCE SHEET DATE, AND REVENUES AND EXPENSES DURING THE YEAR. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

Holding company formation - On August 22, 1996, Patapsco Valley Bancshares, Inc. (the Company) was incorporated in the State of Maryland to acquire the stock of Commercial and Farmers Bank (the Bank) and to engage in such other business activities permitted for bank holding companies by law. The Bank's stockholders approved an agreement for the exchange of shares on September 30, 1996, and each outstanding share of Bank common stock was exchanged for one share of the Company's common stock.

THE BANK CONTINUES ITS BANKING BUSINESS UNDER THE SAME NAME, AS A WHOLLY- OWNED SUBSIDIARY OF THE HOLDING COMPANY. COMPARATIVE DATA IN THE ACCOMPANYING
CONSOLIDATED FINANCIAL STATEMENTS FOR 1995 ARE THOSE OF THE BANK AND ITS SUBSIDIARIES AS PREDECESSOR OF THE COMPANY.

Principles of consolidation - The consolidated financial statements include the accounts of the Company, The Central Maryland Service Corporation, and the Bank and its subsidiaries, Founders Mortgage Company, Inc., C&F Insurance Agency, Inc. and Rogers Avenue Realty, Inc. Intercompany balances and transactions have been eliminated.

ON JULY 1, 1997, THE COMPANY ACQUIRED ALL OF THE OUTSTANDING SHARES OF THE CENTRAL MARYLAND SERVICE CORPORATION (CMSC), AN ORGANIZATION ORIGINALLY FORMED BY THE BANK AND TWO OTHER BANKS TO PROVIDE DATA PROCESSING SERVICES ON A COOPERATIVE BASIS TO THE OWNER-BANKS. THE ACQUISITION IS ACCOUNTED FOR AS A PURCHASE. THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE BALANCE SHEET ACCOUNTS OF CMSC AS OF DECEMBER 31, 1997, AND INCOME STATEMENT ACCOUNTS SINCE JULY 1, 1997, WITH INTERCOMPANY TRANSACTIONS ELIMINATED. CONSEQUENTLY, THE COMPANY'S PAYMENTS TO CMSC PRIOR TO JULY 1, 1997 ARE REPORTED AS DATA PROCESSING EXPENSE (A COMPONENT OF OTHER OPERATING EXPENSE); AND AFTERWARD THESE PAYMENTS ARE ELIMINATED IN CONSOLIDATION.

Business - Through its subsidiaries, the Company provides banking services to customers located in Howard County and surrounding areas of central Maryland.

Cash equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities - As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity. Securities held to meet liquidity needs or which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders' equity on an after tax basis.

Loans held for sale - Mortgage loans originated and intended for sale are carried at the lower of aggregate cost or estimated market value. The Company has contracts to sell all loans held for sale at prices that are not lower than cost.

Loans - Loans are stated at the current amount of unpaid principal, less deferred origination fees and the allowance for credit losses.

INTEREST ON LOANS IS ACCRUED BASED ON THE PRINCIPAL AMOUNTS OUTSTANDING. ORIGINATION FEES ARE AMORTIZED TO INCOME OVER THE TERMS OF LOANS. THE ACCRUAL OF INTEREST IS DISCONTINUED WHEN ANY PORTION OF THE PRINCIPAL OR INTEREST IS NINETY DAYS PAST DUE AND COLLATERAL IS INSUFFICIENT TO DISCHARGE THE DEBT IN FULL.

LOANS ARE CONSIDERED IMPAIRED WHEN, BASED ON CURRENT INFORMATION, MANAGEMENT CONSIDERS IT UNLIKELY THAT THE COLLECTION OF PRINCIPAL AND INTEREST PAYMENTS WILL BE MADE ACCORDING TO CONTRACTUAL TERMS. GENERALLY, LOANS ARE NOT REVIEWED FOR IMPAIRMENT UNTIL THE ACCRUAL OF INTEREST HAS BEEN DISCONTINUED. IF COLLECTION OF PRINCIPAL IS EVALUATED AS DOUBTFUL, ALL PAYMENTS ARE APPLIED TO PRINCIPAL.

Allowance for credit losses - The allowance for credit losses represents an amount which, in management's judgment, will be adequate to absorb possible losses on existing loans and other extensions of credit that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as the volume and quality of the loan portfolio and current economic conditions that may affect the borrowers' ability to pay. The amounts ultimately collected on these loans could differ materially from the estimated collections.

Premises and equipment - Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets using the straight-line and accelerated methods.

Intangibles - Computer software and organization costs are recorded at cost less accumulated amortization. Amortization is computed over estimated useful lives of three to five years using the straight-line method.

Foreclosed real estate - Real estate acquired through foreclosure is recorded at the lower of cost or fair market value on the date acquired. Losses incurred at the time of acquisition of the property are charged to the allowance for credit losses. Subsequent reductions in the estimated carrying value of the property and other expenses of owning the property are included in other operating expense.

Income taxes - The provision for income taxes includes income taxes payable for the current year and deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.


Per share data - Basic earnings per share are determined by dividing net income by the weighted average number of shares of common stock outstanding, giving retroactive effect to stock dividends declared. Diluted earnings per share are determined using weighted average shares adjusted for the dilutive effect of outstanding stock options. The basic and diluted weighted average shares outstanding were as follows:

                                                1997        1996        1995
                                              -------     -------     -------

     Weighted average shares outstanding      664,505     649,070     640,159
     Effect of dilutive stock options            -          1,535       1,642
                                              -------     -------     -------
     Adjusted weighted average shares         664,505     650,605     641,801

Dividends per share are restated giving retroactive effect to stock dividends declared.


NOTE 2.    Cash and Equivalents

CASH AND DUE FROM BANKS INCLUDES INTEREST-BEARING DEPOSITS OF $40,937, $66,931 AND $65,189 AT DECEMBER 31, 1997, 1996, AND 1995, RESPECTIVELY.

THE BANK NORMALLY CARRIES BALANCES WITH OTHER BANKS THAT EXCEED THE FEDERALLY INSURED LIMIT. AVERAGE BALANCES CARRIED IN EXCESS OF THE LIMIT WERE $337,013 FOR 1997, $227,337 FOR 1996, AND $145,703 FOR 1995. THE BANK SOLD FEDERAL FUNDS TO OTHER BANKS, ON AN UNSECURED BASIS, THAT AVERAGED $12,011,554 FOR 1997, $12,579,343 FOR 1996, AND $13,410,081 FOR 1995.

BANKS ARE REQUIRED TO CARRY NONINTEREST-BEARING CASH RESERVES OF SPECIFIED PERCENTAGES OF DEPOSIT BALANCES. THE BANK'S NORMAL BALANCES OF CASH ON HAND AND ON DEPOSIT WITH OTHER BANKS ARE SUFFICIENT TO SATISFY THE RESERVE REQUIREMENTS.


NOTE 3.    Investment Securities

INVESTMENT SECURITIES ARE SUMMARIZED AS FOLLOWS:


                                                           Amortized       Unrealized        Unrealized            Fair
December 31, 1997                                             cost           gains             losses             value



--------------------------------------------------------------------------------------------------------------------------

Available for sale
U. S. Treasury..........................................  $9,950,524        $31,037           $13,339           $9,968,222
U. S. Government agency.................................   3,150,000          1,141            23,265            3,127,876
State and municipal.....................................   1,047,402          6,749               892            1,053,259
                                                          ----------         ------            ------          -----------
           Total debt securities........................  14,147,926         38,927            37,496           14,149,357
Equity securities.......................................     959,310         52,662               996            1,010,976
                                                         -----------        -------           -------          -----------
                                                         $15,107,236        $91,589           $38,492          $15,160,333
                                                         ===========        =======           =======          ===========


                                                           Amortized       Unrealized        Unrealized            Fair
December 31, 1996                                             cost           gains             losses             value

----------------------------------------------------------------------------------------------------------------------------

Available for sale
U. S. Treasury.......................................... $21,818,295        $46,832           $34,830          $21,830,297
U. S. Government agency.................................   4,998,436          8,926            78,865            4,928,497
State and municipal.....................................   1,049,719         13,847             1,966            1,061,600

                                                         -----------       --------           -------          -----------
           Total debt securities........................  27,866,450         69,605           115,661           27,820,394
Equity securities.......................................     735,751              -                 -              735,751

                                                         -----------       --------          --------          -----------
                                                         $28,602,201        $69,605          $115,661          $28,556,145
                                                         ===========       ========          ========          ===========


                                                           Amortized      Unrealized         Unrealized            Fair
December 31, 1995                                            cost           gains              losses             value

--------------------------------------------------------------------------------------------------------------------------

Available for sale
U. S. Treasury.......................................... $19,773,943        $24,962           $21,828          $19,777,077
U. S. Government agency.................................   5,932,326         30,926           129,941            5,833,311
State and municipal.....................................   1,052,037         24,440             1,582            1,074,895


                                                         -----------        -------          --------           -----------
           Total debt securities........................  26,758,306         80,328           153,351            26,685,283
Equity securities.......................................     676,051              -                 -               676,051

                                                         -----------        -------          --------           -----------
                                                         $27,434,357        $80,328          $153,351           $27,361,334
                                                         ===========        =======          ========           ===========



U.S. GOVERNMENT AGENCY SECURITIES INCLUDE VARIABLE RATE NOTES WITH AN AMORTIZED COST OF $1,250,000 AND FAIR VALUE OF $1,230,688 AS OF DECEMBER 31, 1997.


IN 1995, THE FINANCIAL ACCOUNTING STANDARDS BOARD (FASB) GRANTED A ONE- TIME OPPORTUNITY TO RECLASSIFY SECURITIES. THE BANK RECLASSIFIED ALL OF ITS HELD-TO-MATURITY SECURITIES, HAVING AN AMORTIZED COST OF $4,879,609, TO AVAILABLE-FOR-SALE.

CONTRACTUAL MATURITIES, SHOWN BELOW, WILL DIFFER FROM ACTUAL MATURITIES BECAUSE BORROWERS MAY HAVE THE RIGHT TO CALL OR PREPAY OBLIGATIONS WITH OR WITHOUT CALL OR PREPAYMENT PENALTIES.

                                                              December 31, 1997                    December 31, 1996


----------------------------------------------------------------------------------------------------------------------------

                                                        Amortized             Fair             Amortized             Fair
                                                           cost              value                cost              value

Maturing
Within one year......................................  $12,652,590        $12,626,838         $18,672,682        $18,643,836
Over one to five years...............................    1,495,336          1,522,519           9,193,768          9,176,558
                                                       -----------        -----------         -----------        -----------
                                                       $14,147,926        $14,149,357         $27,866,450        $27,820,394
                                                       ===========        ===========         ===========        ===========



SECURITIES WITH AN AMORTIZED COST OF $9,702,317,  $13,551,164,  AND $10,272,946,
RESPECTIVELY, WERE PLEDGED AS COLLATERAL FOR GOVERNMENT DEPOSITS AND REPURCHASE AGREEMENTS.

NOTE 4.    Loans

MAJOR CATEGORIES OF LOANS ARE AS FOLLOWS:

                                                                            1997                1996               1995

--------------------------------------------------------------------------------------------------------------------------

Mortgage
        Residential....................................................  $11,816,400        $12,203,279        $12,690,080
        Commercial.....................................................   29,376,631         25,363,764         20,142,199
        Construction and land development..............................    6,752,244          2,205,656          2,601,000
Lease financing........................................................   20,428,755         16,166,804         12,320,217
Commercial.............................................................   24,143,558         22,784,968         22,496,034
Consumer...............................................................    5,893,248          6,679,736          8,198,189

                                                                         -----------        -----------        -----------
                                                                          98,410,836         85,404,207         78,447,719
Allowance for credit losses............................................    1,615,008          1,562,853            778,612

                                                                         -----------        -----------        -----------
                                                                         $96,795,828        $83,841,354        $77,669,107
                                                                         ===========        ===========        ===========


THE BANK  MAKES  LOANS TO  CUSTOMERS  LOCATED  PRIMARILY  IN HOWARD  COUNTY  AND
SURROUNDING  AREAS  OF  CENTRAL   MARYLAND.   ALTHOUGH  THE  LOAN  PORTFOLIO  IS
DIVERSIFIED, ITS PERFORMANCE WILL BE INFLUENCED BY THE ECONOMY OF THE REGION.

THE  MATURITY  AND RATE  REPRICING  DISTRIBUTION  OF THE LOAN  PORTFOLIO  ARE AS
FOLLOWS:

                                                                            1997               1996                1995


--------------------------------------------------------------------------------------------------------------------------------

Variable rate immediately..............................................  $41,521,332        $36,557,108         $22,029,712
Due within one year....................................................   23,029,056         19,274,415          25,600,580
Due over one to five years.............................................   27,448,251         26,367,186          29,288,719
Due over five years....................................................    6,473,500          3,233,284           1,558,368


                                                                         -----------        -----------         -----------
                                                                          98,472,139         85,431,993          78,477,379
Deferred origination fees..............................................       61,303             27,786              29,660

                                                                         -----------        -----------         -----------
                                                                         $98,410,836        $85,404,207         $78,447,719
                                                                         ===========        ===========         ===========





TRANSACTIONS IN THE ALLOWANCE FOR CREDIT LOSSES WERE AS FOLLOWS:

                                                                            1997               1996                1995


---------------------------------------------------------------------------------------------------------------------------

Beginning balance.....................................................    $1,562,853           $778,612            $757,031
Provision charged to operations.......................................             -                  -           1,710,000
Recoveries............................................................       181,959          1,221,291              43,311

                                                                          ----------         ----------          ----------
                                                                           1,744,812          1,999,903           2,510,342
Loans charged off.....................................................       129,804            437,050           1,731,730

                                                                          ----------         ----------          ----------
Ending balance.......................................................     $1,615,008         $1,562,853            $778,612
                                                                          ==========         ==========          ==========




PRINCIPAL BALANCES OF LOANS PAST DUE 90 DAYS OR MORE AND ACCRUING INTEREST,  AND
NONACCRUUAL LOANS ARE AS FOLLOWS:

                                        December 31, 1997                December 31, 1996              December 31, 1995



-----------------------------------------------------------------------------------------------------------------------------
                                   Past due       Nonaccrual        Past due      Nonaccrual       Past due        Nonaccrual

Commercial........................  $50,000        $682,504               $-        $78,925         $35,866         $344,043
Lease financing...................        -          45,683           47,766         13,751               -          106,866
Mortgage..........................        -         448,513                -        274,903         417,330          205,692
Consumer..........................   27,752          20,531              202          9,480          31,575           15,987

                                    -------      ----------         --------       --------        --------         --------
                                    $77,752      $1,197,231          $47,968       $377,059        $484,771         $672,588
                                    =======      ==========          =======       ========        ========         ========


Interest not accrued..............                  $80,913                         $37,978                          $54,037
                                                 ==========                        ========                         ========



MANAGEMENT HAS NOT CLASSIFIED ANY LOANS AS IMPAIRED AT DECEMBER 31, 1997, 1996, OR 1995.

NOTE 5.    Related Party Transactions

THE EXECUTIVE OFFICERS AND DIRECTORS OF THE BANK ENTER INTO LOAN TRANSACTIONS WITH THE BANK IN THE ORDINARY COURSE OF BUSINESS. THESE LOANS WERE MADE ON THE SAME TERMS, INCLUDING INTEREST RATES AND COLLATERAL, AS THOSE PREVAILING AT THE TIME FOR COMPARABLE LOANS WITH UNRELATED BORROWERS. AT DECEMBER 31, 1997, 1996, AND 1995, THE AMOUNTS OF SUCH LOANS OUTSTANDING WERE $4,868,770, $4,481,021, AND $4,256,212, RESPECTIVELY.

NOTE 6.    Credit Commitments

OUTSTANDING LOAN AND INVESTMENT COMMITMENTS, UNUSED LINES OF CREDIT, AND LETTERS
OF CREDIT ARE AS FOLLOWS:

                                                                             1997               1996               1995


--------------------------------------------------------------------------------------------------------------------------

Loan commitments
        Construction and land development...............................  $4,761,851         $1,940,747         $1,414,560
        Other mortgage loans............................................   2,389,000            919,450          1,399,105
        Lease financing.................................................   5,686,841          2,571,464            550,842
        Other commercial loans..........................................   1,494,988            311,244            229,681

                                                                         -----------         ----------         ----------
                                                                         $14,332,680         $5,742,905         $3,594,188
                                                                         ===========         ==========         ==========

Investment commitment...................................................    $230,739           $296,440           $365,393
                                                                         ===========         ==========         ==========

Unused lines of credit
        Home-equity lines...............................................  $2,599,090         $2,417,674         $2,467,737
        Commercial lines................................................   7,892,471          6,047,438          8,039,915
        Unsecured consumer lines........................................   1,414,067          1,286,077          1,218,090

                                                                         -----------         ----------        -----------
                                                                         $11,905,628         $9,751,189        $11,725,742
                                                                         -----------         ----------        -----------
Letters of credit.......................................................  $1,563,259         $1,555,036         $3,800,241
                                                                         ===========         ==========        ===========



LOAN COMMITMENTS AND LINES OF CREDIT ARE AGREEMENTS TO LEND TO A CUSTOMER AS LONG AS THERE IS NO VIOLATION OF ANY CONDITION TO THE CONTRACT. LOAN COMMITMENTS GENERALLY HAVE INTEREST RATES AT CURRENT MARKET AMOUNTS, FIXED EXPIRATION DATES, AND MAY REQUIRE PAYMENT OF A FEE. LINES OF CREDIT GENERALLY HAVE VARIABLE INTEREST RATES. SUCH LINES DO NOT REPRESENT FUTURE CASH REQUIREMENTS BECAUSE IT IS UNLIKELY THAT ALL CUSTOMERS WILL DRAW UPON THEIR LINES IN FULL AT ANY TIME. LETTERS OF CREDIT ARE COMMITMENTS ISSUED TO GUARANTEE THE PERFORMANCE OF A CUSTOMER TO A THIRD PARTY.

THE MAXIMUM EXPOSURE TO CREDIT LOSS IN THE EVENT OF NONPERFORMANCE BY THE CUSTOMER IS THE CONTRACTUAL AMOUNT OF THE COMMITMENT. LOAN COMMITMENTS, LINES OF CREDIT AND LETTERS OF CREDIT ARE MADE ON THE SAME TERMS, INCLUDING COLLATERAL, AS OUTSTANDING LOANS. MANAGEMENT IS NOT AWARE OF ANY ACCOUNTING LOSS IT WOULD INCUR BY FUNDING ITS CREDIT COMMITMENTS.

THE BANK HAS ALSO COMMITTED TO INVEST IN A LIMITED PARTNERSHIP THAT OWNS AFFORDABLE HOUSING PROJECTS.

NOTE 7.    Foreclosed Real Estate

ACTIVITY IN THE ALLOWANCE FOR LOSSES ON FORECLOSED REAL ESTATE IS AS FOLLOWS:

                                                                                   1997           1996              1995


--------------------------------------------------------------------------------------------------------------------------

Beginning balance..............................................................      $-         $89,488           $123,732
Provision charged to operations................................................  45,000          32,919             21,575
Charge-offs, net of recoveries................................................. (40,191)       (122,407)           (55,819)

                                                                                -------         -------           --------
Ending balance.................................................................  $4,809              $-            $89,488
                                                                                =======         =======           ========



NOTE 8.    Premises and Equipment

A SUMMARY OF PREMISES AND EQUIPMENT IS AS FOLLOWS:

                                                              Useful
                                                               lives             1997              1996              1995



----------------------------------------------------------------------------------------------------------------------------

Land and improvements...................................... 15 years            $248,031          $248,031          $238,541
Buildings and improvements................................. 5-40 years         1,457,021         1,269,889         1,261,120
Furniture and equipment.................................... 3-33 years         3,368,767         2,124,786         2,095,705

                                                                              ----------        ----------        ----------
                                                                               5,073,819         3,642,706         3,595,366
Accumulated depreciation...................................                    2,965,385         2,245,891         2,150,763

                                                                              ----------        ----------        ----------
                                                                              $2,108,434        $1,396,815        $1,444,603
                                                                              ==========        ==========        ==========




DEPRECIATION  EXPENSE WAS $464,343,  $322,341,  AND $225,106 FOR 1997, 1996, AND
1995, RESPECTIVELY. THE BANK HAS COMMITTED TO BUILD TWO BRANCHES IN 1998, AT A TOTAL COST OF ABOUT $2.8 MILLION.

NOTE 9.    Intangibles

A SUMMARY OF INTANGIBLES IS AS FOLLOWS:

                                                                                        1997           1996            1995


----------------------------------------------------------------------------------------------------------------------------

Computer software..................................................................  $867,633       $148,861        $138,501
Organization costs.................................................................    90,172         28,849               -

                                                                                     --------       --------        --------
                                                                                      957,805        177,710         138,501
Accumulated amortization...........................................................   551,413         94,380          70,277

                                                                                     --------       --------        --------
                                                                                     $406,392        $83,330         $68,224
                                                                                     ========       ========        ========




AMORTIZATION OF COMPUTER SOFTWARE WAS $115,583, $34,816, AND $22,221 FOR 1997, 1996, AND 1995, RESPECTIVELY. AMORTIZATION OF ORGANIZATION COSTS WAS $8,972 AND $1,422 FOR 1997 AND 1996 RESPECTIVELY.

NOTE 10.    Deposits

MAJOR CLASSIFICATIONS OF INTEREST-BEARING DEPOSITS ARE AS FOLLOWS:

                                                                            1997                1996               1995


---------------------------------------------------------------------------------------------------------------------------

NOW....................................................................  $16,201,755        $14,812,423         $14,094,719
Money market...........................................................   16,082,492         19,204,708          18,993,389
Savings................................................................   24,084,510         24,046,411          19,043,169
Certificates of deposit, $100,000 or more..............................    6,575,623          3,919,868           4,473,276
Other time deposits....................................................   25,543,801         21,732,125          21,350,344

                                                                         -----------        -----------         -----------
                                                                         $88,488,181        $83,715,535         $77,954,897
                                                                         ===========        ===========         ===========

CERTIFICATES OF DEPOSIT $100,000 OR MORE MATURE AS FOLLOWS:

Three months or less...................................................    3,506,396         $2,173,555          $2,170,842
Three through 12 months................................................    2,424,546          1,615,839           1,500,879
Over 12 months.........................................................      644,681            130,474             801,555

                                                                          ----------         ----------          ----------
                                                                          $6,575,623         $3,919,868          $4,473,276
                                                                          ==========         ==========          ==========





INTEREST EXPENSE ASSOCIATED WITH CERTIFICATES OF DEPOSIT OF $100,000 OR MORE WAS $214,630, $196,898, AND $164,818 FOR THE YEARS ENDED DECEMBER 31, 1997, 1996,
AND 1995, RESPECTIVELY.

NOTE 11.    Borrowings

The Bank sells securities under repurchase agreements as a form of cash management service to commercial account customers. The Bank pays interest on these overnight borrowings at a slight discount to the current three month Treasury Bill rate. The average balances outstanding were $3,021,190 in 1997, $2,564,945 in 1996, and $1,613,221 in 1995.

THE BANK MAY BORROW UP TO $33,000,000 UNDER SECURED LINES OF CREDIT WITH THE FEDERAL HOME LOAN BANK. THE BANK ALSO HAS AVAILABLE LINES OF CREDIT OF $2,500,000 IN OVERNIGHT FEDERAL FUNDS AND $1,000,000 IN SHORT-TERM SECURED CREDIT FROM OTHER BANKS.

NOTE 12.    Retirement Plans

THE BANK HAS A DEFINED BENEFIT PENSION PLAN COVERING SUBSTANTIALLY ALL OF THE EMPLOYEES, AND A SUPPLEMENTAL PLAN COVERING CERTAIN EXECUTIVES. BENEFITS ARE BASED ON YEARS OF SERVICE AND THE EMPLOYEE'S HIGHEST AVERAGE RATE OF EARNINGS FOR THE FIVE CONSECUTIVE YEARS DURING THE LAST TEN YEARS BEFORE RETIREMENT. THE BANK MAKES CONTRIBUTIONS TO THE EMPLOYEES' PLAN IN AMOUNTS SUFFICIENT TO SATISFY MINIMUM FUNDING STANDARDS DETERMINED USING THE FROZEN ENTRY AGE ACTUARIAL METHOD. ASSETS OF THE EMPLOYEES' PLAN ARE HELD IN TRUST AND INVESTED IN LISTED STOCKS AND BONDS.

THE FOLLOWING TABLE SETS FORTH THE FINANCIAL STATUS OF THE PLANS:

                                                                                1997              1996              1995


-------------------------------------------------------------------------------------------------------------------------

Accumulated benefit obligation
        Vested.............................................................  $1,348,477        $1,258,415        $992,291
        Nonvested..........................................................      52,711            40,847          36,858

                                                                             ----------        ----------      ----------
                                                                             $1,401,188        $1,299,262      $1,029,149
                                                                             ==========        ==========      ==========

Plan assets at fair value..................................................  $1,186,949        $1,114,222      $1,112,975
Projected benefit obligation...............................................   1,629,910         1,505,339       1,136,937
                                                                             ----------        ----------      ----------
Plan assets less than projected benefit obligation.........................    (442,961)         (391,117)        (23,962)
Unrecognized prior service cost............................................    (134,382)         (149,687)       (164,992)
Unrecognized net (gain)....................................................     (83,989)          (36,679)        (71,566)
Unamortized net obligation (asset) from transition.........................     184,565           197,149         (13,986)

                                                                             ----------         ---------      ----------
Accrued pension expense included in other liabilities......................   $(476,767)        $(380,334)      $(274,506)
                                                                             ==========         =========      ==========
NET PENSION EXPENSE INCLUDES THE FOLLOWING:

Service cost...............................................................     $88,823           $96,294         $61,446
Interest cost..............................................................     100,598            95,489          70,300
Expected return on assets..................................................     (88,830)          (83,208)        (77,274)
Net amortization and deferral..............................................      (4,158)           (2,747)        (30,710)

                                                                             ----------         ---------       ---------
Net pension expense........................................................     $96,433          $105,828         $23,762
                                                                             ==========         =========       =========

ASSUMPTIONS USED IN THE ACCOUNTING FOR NET PENSION EXPENSE WERE:

Discount rates.............................................................       7.25%             7.25%           8.50%
Rate of increase in compensation levels....................................       5.00%             5.00%           5.50%
Long-term rate of return on assets.........................................       8.00%             7.50%           7.50%



THE COMPANY ALSO HAS CONTRIBUTORY THRIFT PLANS QUALIFYING UNDER SECTION 401(K) OF THE INTERNAL REVENUE CODE. ALL EMPLOYEES AGE 21 OR MORE WITH ONE YEAR OF SERVICE ARE ELIGIBLE FOR PARTICIPATION IN THE PLANS. THE COMPANY'S CONTRIBUTIONS TO THESE PLANS, INCLUDED IN EXPENSES, WERE $36,335, $48,121, AND $54,828 FOR 1997, 1996, AND 1995, RESPECTIVELY.

NOTE 13.    Other Operating Expenses

OTHER OPERATING EXPENSES INCLUDE THE FOLLOWING:

                                                                               1997              1996              1995


-------------------------------------------------------------------------------------------------------------------------

Data processing............................................................  $314,046          $373,927          $350,545
Professional services......................................................   328,521           158,832           193,410
Stationery, printing, and supplies.........................................   225,049           157,464           103,381
Advertising................................................................   168,210           122,017            90,885
Postage and delivery.......................................................   136,476           114,261           104,965
Liability insurance........................................................   110,167           110,098           109,907
Correspondent bank services................................................   106,178            81,501            55,260
Telephone..................................................................   107,025            60,447            55,760
Directors fees.............................................................    63,495            59,490            62,485
Losses and expenses on foreclosed real estate..............................    65,448            33,883            71,854
FDIC assessment............................................................    13,095             2,000           111,022
Other......................................................................   251,797           174,637           199,982

                                                                           ----------        ----------        ----------
                                                                           $1,889,507        $1,448,557        $1,509,456
                                                                           ==========        ==========        ==========


NOTE 14.    Lease Commitments

THE COMPANY IS OBLIGATED UNDER NONCANCELABLE LEASE AGREEMENTS FOR CERTAIN PREMISES AND EQUIPMENT. THE LEASES GENERALLY CONTAIN RENEWAL OPTIONS AND PROVIDE THAT THE COMPANY WILL PAY PROPERTY TAXES, INSURANCE AND MAINTENANCE COSTS. RENT EXPENSE WAS $267,453, $218,774, AND $213,981 FOR 1997, 1996, AND 1995,
RESPECTIVELY.

FUTURE MINIMUM LEASE PAYMENTS ARE AS FOLLOWS.


1998.................................................................  $419,779
1999.................................................................   337,471
2000.................................................................   266,407
2001.................................................................   223,140
2002.................................................................   115,314
Thereafter........................................................... 1,335,550
                                                                     ----------

                                                                     $2,697,661
                                                                     ==========

NOTE 15.    Income Taxes

THE COMPONENTS OF INCOME TAX EXPENSE ARE AS FOLLOWS:

                                                                                       1997           1996            1995

----------------------------------------------------------------------------------------------------------------------------

Current
        Federal....................................................................  $765,766       $728,671        $152,939
        State......................................................................   142,864        118,222          35,955

                                                                                     --------       --------        --------
                                                                                      908,630        846,893         188,894
Deferred...........................................................................   (39,896)        14,520         116,063

                                                                                     --------       --------        --------
                                                                                     $868,734       $861,413        $304,957
                                                                                     ========       ========        ========

THE COMPONENTS OF THE DEFERRED TAX EXPENSE (BENEFITS) ARE AS FOLLOWS:

----------------------------------------------------------------------------------------------------------------------------

Depreciation.......................................................................   $10,967       $(18,309)       $(11,758)
Discount accretion.................................................................    (1,894)        (1,348)          3,115
Provisions for credit losses.......................................................    (8,028)        33,303         138,413
Loan origination fees..............................................................     8,526              -               -
Accrued vacation and pension.......................................................   (49,467)           874         (13,707)

                                                                                     --------        -------        --------
                                                                                     $(39,896)       $14,520        $116,063
                                                                                     ========        =======        ========

THE COMPONENTS OF THE NET DEFERRED TAX ASSETS ARE AS FOLLOWS:

----------------------------------------------------------------------------------------------------------------------------

Deferred tax assets
        Allowances for credit losses...............................................   $94,836        $86,808        $120,111
        Deferred loan origination fees.............................................         -          8,526           8,526
        Unrealized loss on securities available for sale...........................         -         17,787          28,202
        Accrued vacation and pension liabilities...................................   211,753        162,286         163,160
        Depreciation...............................................................         -         10,761               -

                                                                                     --------       --------        --------
                                                                                      306,589        286,168         319,999
                                                                                     --------       --------        --------
Deferred tax liabilities
        Depreciation...............................................................       206              -           7,548
        Discount accretion.........................................................     1,664          3,558           4,906
        Unrealized gain on securities available for sale...........................    20,506              -               -

                                                                                     --------       --------        --------
                                                                                       22,376          3,558          12,454
                                                                                     --------       --------        --------

Net deferred tax asset.............................................................  $284,213       $282,610        $307,545
                                                                                     ========       ========        ========


THE  DIFFERENCES  BETWEEN  THE  FEDERAL  INCOME TAX RATE OF 34  PERCENT  AND THE
EFFECTIVE TAX RATE FOR THE COMPANY ARE RECONCILED AS FOLLOWS:

                                                                                                      1997      1996      1995


------------------------------------------------------------------------------------------------------------------------------

                                                                                                      34.0      34.0      34.0
Statutory federal income tax rate...................................................................     %         %         %
Increase (decrease) resulting from:
        Federal tax-exempt income...................................................................  (1.1)     (0.9)     (1.6)
        State income taxes, net of federal income tax benefit.......................................   3.7       3.3       4.6
        Affordable housing tax benefits and other, net..............................................  (0.6)        -      (3.7)

                                                                                                      ----      ----      ----
                                                                                                      36.0      36.4      33.3
                                                                                                         %         %         %
                                                                                                      ====      ====      ====


THE BANK IS A LIMITED PARTNER IN A PARTNERSHIP THAT BUILDS AND OWNS AFFORDABLE HOUSING PROJECTS. THE BANK RECEIVES TAX CREDITS AND LOSS DEDUCTIONS RESULTING FROM DEPRECIATION OF THE HOUSING PROJECTS. THESE TAX BENEFITS ARE ACCOUNTED FOR AS A REDUCTION OF INCOME TAX EXPENSES OVER THE EXPECTED LIFE OF THE PARTNERSHIP USING THE LEVEL-YIELD METHOD.

NOTE 16.    Stockholders' Equity

THE COMPANY'S INCENTIVE STOCK OPTION PLAN, WHICH EXPIRED IN 1996, PROVIDED OPTIONS TO KEY EMPLOYEES TO BUY STOCK AT NOT LESS THAN THE FAIR MARKET VALUE ON THE DATE THE OPTIONS WERE GRANTED. OPTIONS WERE EXERCISABLE FROM THREE TO SIX YEARS FROM THE DATE OF GRANT. DURING 1996, OPTIONS TO BUY 5,750 SHARES WERE EXERCISED AT PRICES OF $17.74 TO $19.83 PER SHARE. DURING 1995, OPTIONS TO BUY 2,875 SHARES WERE EXERCISED AT $19.83 PER SHARE.

DIRECTORS MAY ELECT TO RECEIVE COMPENSATION FOR THEIR SERVICES TO THE COMPANY AND THE BANK IN STOCK OR CASH. DURING 1997 AND 1996, DIRECTORS PURCHASED 163 AND 272 SHARES, RESPECTIVELY, AT AVERAGE PRICES OF $33.45 AND $32.95 PER SHARE.

THE NUMBER OF SHARES AND PRICES PER SHARE HAVE BEEN RESTATED TO GIVE RETROACTIVE EFFECT TO STOCK DIVIDENDS DECLARED.

NOTE 17.    Litigation

THE BANK IS PARTY TO VARIOUS LEGAL ACTIONS NORMALLY ASSOCIATED WITH A FINANCIAL INSTITUTION. IN MANAGEMENT'S OPINION, THE EFFECT OF THESE ACTIONS WILL NOT BE MATERIAL TO THE FINANCIAL CONDITION OF THE COMPANY.

NOTE 18.    Capital Standards


THE FEDERAL RESERVE BOARD AND THE FEDERAL DEPOSIT INSURANCE CORPORATION HAVE ADOPTED CAPITAL STANDARDS FOR BANKING ORGANIZATIONS. THESE STANDARDS REQUIRE RATIOS OF CAPITAL TO ASSETS FOR MINIMUM CAPITAL ADEQUACY AND TO BE CLASSIFIED AS WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS.

TIER 1 CAPITAL CONSISTS OF COMMON STOCK, SURPLUS, AND RETAINED EARNINGS. TOTAL CAPITAL INCLUDES A LIMITED AMOUNT OF THE ALLOWANCE FOR CREDIT LOSSES. IN CALCULATING RISK-WEIGHTED ASSETS, SPECIFIED RISK PERCENTAGES ARE APPLIED TO EACH CATEGORY OF ASSET AND OFF-BALANCE SHEET ITEMS.

THE CONSOLIDATED CAPITAL RATIOS, CAPITAL BALANCES, AND RISK-WEIGHTED ASSETS AT DECEMBER 31, WERE AS FOLLOWS:



                                             Regulatory requirements



------------------------------------------------------------------------------------------------------------------------------
                                       Capital            Well
                                       adequacy       capitalized           1997                1996               1995

Risk-based ratios
        Tier 1 capital................   4.0%            6.0%               14.1%               16.0%              15.1%
        Total risk-based capital......   8.0%           10.0%               15.4%               17.3%              16.0%
Leverage ratio (Tier 1 capital to
   average assets)....................   4.0%            5.0%               11.3%               11.1%              10.9%
Capital balances
        Tier 1........................                                  $15,861,268         $14,726,039        $13,468,761
        Total.........................                                   17,266,984          15,879,891         14,247,373
Risk-weighted assets..................                                 $112,248,003         $91,899,175        $88,911,630




FAILURE TO SATISFY THE CAPITAL STANDARDS COULD IMPAIR THE COMPANY'S ABILITY TO PAY DIVIDENDS, ACCEPT DEPOSITS, OR CONTINUE IN BUSINESS.

NOTE 19.    Parent Company Financial Information

THE BALANCE SHEET AND  STATEMENTS  OF INCOME AND CASH FLOWS FOR PATAPSCO  VALLEY
BANCSHARES,  INC. (PARENT ONLY) AT DECEMBER 31, 1997 AND 1996, AND FOR THE YEARS
THEN ENDED ARE PRESENTED BELOW:

                                                                                             1997                1996
                                                         Balance Sheets


-----------------------------------------------------------------------------------------------------------------------
                                                                 Assets

Cash.....................................................................................   $128,185            $51,877
Dividend receivable......................................................................    250,000            280,000
Investment in the Bank................................................................... 15,570,141         14,803,433
Investment in CMSC.......................................................................    110,664                  -
Other investments........................................................................    245,575                  -
Other assets.............................................................................     53,535             28,557
                                                                                         -----------        -----------

                                                                                         $16,358,100        $15,163,867
                                                                                         ===========        ===========


                                                  Liabilities and Stockholders' Equity

Dividend payable.........................................................................   $444,287           $436,251
Other liabilities........................................................................     19,954             29,847
                                                                                            --------           --------

                                                                                             464,241            466,098
                                                                                            --------           --------

                                      F-27


Stockholders' equity
        Common stock.....................................................................      6,674              5,477
        Surplus.......................................................................... 11,307,989         11,000,055
        Retained earnings................................................................  4,546,605          3,720,507
        Unrealized gain (loss) on securities available for sale..........................     32,591            (28,270)
                                                                                         -----------        -----------
                                                                                          15,893,859         14,697,769
                                                                                         -----------        -----------
                                                                                         $16,358,100        $15,163,867
                                                                                         ===========        ===========


                                                                                             1997                1996
                                                      Statements of Income

-----------------------------------------------------------------------------------------------------------------------

Dividends from the Bank..................................................................   $835,000           $280,000
Equity in undistributed income of the Bank...............................................    737,560          1,224,563
Equity in undistributed income of CMSC...................................................     35,664                  -
                                                                                          ----------         ----------
                                                                                           1,608,224          1,504,563
Interest and dividends on other investments..............................................      5,198                  -
Operating expenses.......................................................................    (97,710)            (3,383)
Income tax benefit.......................................................................     31,898              1,150

                                                                                          ----------         ----------
Net income............................................................................... $1,547,610         $1,502,330
                                                                                          ==========         ==========


                                                                                             1997                1996
                                                    Statements of Cash Flows


-----------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
        Dividends received from the Bank.................................................   $865,000                 $-
        Other interest and dividends received............................................      5,198                  -
        Cash paid to suppliers and employees.............................................   (121,787)              (943)
        Income tax benefit received......................................................      1,150                  -

                                                                                          ----------         ----------
                                                                                             749,561               (943)
                                                                                          ----------         ----------
Cash flows from investing activities
        Acquisition of CMSC stock........................................................   (75,000)                  -
        Acquisition of other investments.................................................  (193,908)                  -

                                                                                          ---------          ----------
                                                                                           (268,908)                  -
                                                                                          ---------          ----------
Cash flows from financing activities
        Dividends paid...................................................................  (712,355)                  -
        Dividends reinvested.............................................................   302,551
        Stock options exercised..........................................................     5,459              52,820

                                                                                          ---------          ----------
                                                                                           (404,345)             52,820
                                                                                          ---------          ----------
Net increase in cash and cash equivalents................................................    76,308              51,877
Cash and equivalents at beginning of year................................................    51,877                   -
                                                                                          ---------          ----------
Cash and equivalents at end of year......................................................  $128,185             $51,877
                                                                                          =========          ==========


                                      F-28


Reconciliation of net income to net cash provided by operating activities
        Net income.......................................................................$1,547,610          $1,502,330
Adjustments to reconcile net income to net cash provided by operating activities
        Amortization of organization costs...............................................     5,770               1,442
        (Increase) decrease in dividend receivable.......................................    30,000            (280,000)
        (Increase) in other assets.......................................................   (30,748)            (29,999)
        Increase (decrease) in other liabilities.........................................   (29,847)             29,847
        Equity in undistributed income of subsidiaries...................................  (773,224)         (1,224,563)
                                                                                           --------          ----------
                                                                                           $749,561               $(943)
                                                                                           ========         ===========




NOTE 20.    Fair Value of Financial Instruments

THE ESTIMATED FAIR VALUES OF THE COMPANY'S FINANCIAL INSTRUMENTS ARE AS FOLLOWS:

                                      December 31, 1997                December 31, 1996                  December 31, 1995


---------------------------------------------------------------------------------------------------------------------------------
                                  Carrying            Fair           Carrying           Fair            Carrying           Fair
                                   amount            value             amount          value             amount           value

Financial assets
        Cash and due from
           banks...............  $5,085,542        $5,085,542       $7,727,741       $7,727,741        $4,764,831       $4,764,831
        Federal funds sold.....  13,181,000        13,181,000       10,843,991       10,843,991        10,030,000       10,030,000
        Investment
           securities..........  15,160,333        15,160,333       28,556,145       28,556,145        27,361,334       27,361,334
        Loans held for sale....   5,540,585         5,540,585                -                -                 -                -
        Variable rate loans....  41,521,332        41,521,332       36,557,108       36,557,108        22,029,712       22,029,712
        Accrued interest
           receivable..........     706,904           706,904          673,602          673,602           739,273          739,273
Financial liabilities
        Noninterest-bearin
           g deposits.......... $31,006,823       $31,006,823      $30,871,980      $30,871,980       $30,033,542      $30,033,542
        Variable rate
           deposits............  56,368,757        56,368,757       58,082,449       58,082,449        52,392,010       52,392,010
        Securities sold
           under
           repurchase
           agreements..........   2,861,324         2,861,324        3,236,572        3,236,572         1,387,237        1,387,237
        Interest and
           dividend
           payable.............     992,792           992,792          794,669          794,669           707,279          707,279



THE FAIR VALUES OF INVESTMENT SECURITIES ARE ESTIMATED USING A MATRIX THAT CONSIDERS YIELD TO MATURITY, CREDIT QUALITY, AND MARKETABILITY. THIS METHOD OF VALUATION IS PERMITTED BY THE FASB, BUT MAY NOT BE INDICATIVE OF NET REALIZABLE OR LIQUIDATION VALUES.

IT IS NOT PRACTICABLE TO ESTIMATE THE FAIR VALUE OF LOANS WITH FIXED MATURITIES, DEPOSIT LIABILITIES WITH FIXED MATURITIES, OR OUTSTANDING CREDIT COMMITMENTS. THE COMPANY DOES NOT HAVE AVAILABLE RESOURCES TO ESTIMATE FAIR VALUES BASED ON QUOTED PRICES OR DISCOUNTED CASH FLOWS FOR INDIVIDUAL ACCOUNTS OR GROUPS OF ACCOUNTS.

MATURITIES AND WEIGHTED-AVERAGE  INTEREST RATES ON LOANS AND DEPOSITS WITH FIXED
MATURITIES ARE AS FOLLOWS:

                                                     December 31, 1997             December 31, 1996            December 31, 1995

---------------------------------------------------------------------------------------------------------------------------------
                                                     Amount       Rate             Amount       Rate            Amount       Rate
Loans
        Maturing within one year..............    $23,029,056     9.2%          $19,274,415     9.3%         $25,600,580     9.6%
        Maturing over one to five years.......     27,448,251     9.5%           26,367,186     9.3%          29,288,719     9.4%
        Maturing over five years..............      6,473,500     9.5%            3,233,284     9.6%           1,558,368     8.2%
Deposits
        Maturing within three months..........    $13,227,308     5.7%          $10,501,542     5.4%          $7,535,133     5.4%
        Maturing over three to six
           months.............................      8,670,525     5.5%            6,922,356     5.0%           5,302,372     5.4%
        Maturing over six months to one
           year...............................      4,428,344     5.2%            4,865,607     5.2%           3,375,529     5.9%
        Maturing over one to eight
           years..............................      5,657,773     4.1%            3,208,107     5.4%           9,349,853     6.0%
        Maturing over eight years.............        135,474     4.8%              135,474     4.8%                   -       -
